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03050824

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shandong Int'l Power Development Co. Ltd

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4932 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DATE : 5/28/03


SHANDONG INTERNATIONAL
POWER DEVELOPMENT
COMPANY LIMITED

2002 Annual Report


SIPD 12g3-2(b)
File No. 82-4932



Contents



COMPANY PROFILE

Shandong International Power Development Company Limited (the "Company") and its subsidiaries (the "Group") and its jointly controlled entities are one of the largest listed power producers in the PRC and is also currently the largest power producer in Shandong Province. The Group is primarily engaged in the construction and operation of power plants and other business related to power generation. At the end of 2002, the total installed capacity in which the Group was interested amounted to 5,494.5MW, representing approximately 21.84% of the total installed capacity of Shandong Province with a total of 6,334 employees. As at the date of this report, the total installed capacity in which the Group was interested amounted to 5,647MW and the total installed capacity managed by the Group amounted to 6,542.5MW.

The Company was incorporated in Jinan, Shandong Province, the People's Republic of China (the "PRC") on 28 June 1994. On 30 June 1999, the Company issued approximately 1,431 million H shares in its initial global offering, representing 27.22% of its total share capital comprising 5,256,084,200 shares of the Company, and was listed on The Stock Exchange of Hong Kong Limited on the same day.

Operating Power Assets*


Zibo SIPD Power Company Limited
(177MW, 100%)
Weifang Power Plant (4)
(630MW, 30%)
Shandong Zhangqiu Power
Company Limited (2)
(270MW, 70%)
Laicheng Power Plant (1)
(900MW, 100%)
Jinan (Headquarters)
Qingdao Power Plant
(660MW, 55%)
Shiliquan Power Plant
(1,237.5MW, 100%)
Zouxian Power Plant (4)
(2,500MW, 100%)
Shangdong Tengzhou Xinyuan Power
Company Limited (3) (168MW, 54.49%)

(1) The third 300MW generating unit commenced operation in September 2002
(2) The first and the second 135MW generating units commenced operation in September 2002 and December 2002 respectively
(3) The first 135 MW generating unit commenced operation in March 2003
(4) The installed capacity of the plants were increased by technical upgrades

* As at 31 March 2003

Total managed installed capacity: 6,542.5MW
Total interested installed capacity: 5,647.0MW

At present, the Company owns the entire interests in Zouxian Plant (with a total installed capacity of 2,500MW comprising one 300MW generating unit, one 330MW generating unit, two 335MW generating units and two 600MW generating units), Shiliquan Plant (with a total installed capacity of 1,237.5MW comprising four 125MW generating units, one 137.5MW generating unit and two 300MW generating units) and Laicheng Plant (with a total installed capacity of 900MW comprising three 300 MW generating units, with one 300MW generating unit being under construction which is expected to commence operation in 2003). In addition to the above three wholly-owned plants, the Group also holds 55% equity interest in Qingdao Plant (with a total installed capacity of 660MW comprising two 300MW generating units and four heat and electricity co-generation units with a total installed capacity of 60MW), 30% equity interest in Weifang Plant (with a total installed capacity of 630MW comprising one 300MW generating unit and one 330MW generating unit), 70% equity interest in Shandong Zhangqiu Power Company Limited ("Zhangqiu Company") (with a total installed capacity of 270MW comprising two 135MW generating units), 100% equity interest in Zibo SIPD Power Company Limited ("Zibo Company") (with a total installed capacity of 177MW comprising two 88.5MW heat and electricity co-generation units, with two 135MW heat and electricity co-generation units being under construction) and 54.49% equity interest in Shandong Tengzhou Xinyuan Power Company Limited ("Tengzhou Company") (with a total installed capacity of 168MW comprising one 33MW heat and electricty co-generation unit, one 135MW heat and electricity co-generation unit which has commenced operation recently and one 135MW heat and electricity co-generation unit which is under construction).

The above power plants are all strategically located in the vicinity of the major mines or electricity load centres within Shandong Province.

In addition to the above power plants in Shandong Province, on 28 November 2002, the Company jointly invested and established Ningxia Yinglite Zhongning Power Company Limited ("Zhongning Company") with Ningxia Yinglite Power (Group) Corporation, Ningxia Power Development & Investment Company Limited and Ningxia Power Construction General Corporation, which are interested in 20%, 45%, 20% and 15% of the registered capital of Zhongning Company respectively. The registered capital of Zhongning Company in the first phase was RMB 11.2 million, of which RMB2.24 million was injected by the Company in November 2002 in proportion to the equity interest of 20% held by the Company. Zhongning Company plans to construct two 330MW generating units and has expansion conditions. The total budgeted cost of the project amounts to approximately RMB2,300 million. The two units are expected to commence commercial operation in 2005 and 2006 respectively.

Investment in Zhongning Company is the first time for the Company to invest in the power projects outside Shandong Province which achieved the development strategy of the Company to expand to other regions. The Ningxia Power grid is an important part of the Northwest China Power grid and is also an important basis of the northern channel of electricity transmission from the western region to the eastern region in the PRC. In recent years, the power consumption of Ningxia power grid has greatly increased, which provides enormous development opportunities for the power generating markets. The investment in Zhongning Company creates more cooperation opportunities for the Company to expand the business in the power generating markets in the Ningxia region.

In 2002, the Company adhered to the principle of "developing in the regions which are relatively centralised geographically, and integrating its short-term development with its long-term development" in selecting development projects and implemented the regional development strategy of "expanding to other regions in the PRC with a view to seeking development opportunities in other parts of the world". The Company seized the opportunities arising from the State's implementation of "grand development in the western region" and "transmission of electricity from the western region to the eastern region" and agreed in principle with Inner Mongolia Electric Power (Group) Company Limited ("Inner Mongolia Electric Power"), the controlling shareholder of Inner Mongolia Mengdian Huaneng Thermal Power Corporation Limited (a joint stock company limited by shares incorporated in the PRC and whose shares are listed on the Shanghai Stock Exchange), to acquire from it a minimum of 10% shareholding in Inner Mongolia Mengdian Huaneng Thermal Power Corporation Limited, details of which are set out in the announcement dated 27 March 2002 issued by the Company. As at 31 December 2002, the relevant formal agreement in connection with the proposed acquisition had not been signed.

On 12 June 2002, a total of 160 generating units from 58 power plants of the State participated in the 31st Large-scale Thermal Power Units (with unit capacity of 300MW and above) Competition of the PRC for the Year 2001 in Qingdao. The generating units were examined in accordance with such capabilities as operating efficiency, safe operating period and production rate of the units. Altogether 54 generating units won prizes in the competition. The rate of winning prize was about 32.5%. A total of fourteen 300MW and 600MW generating units of the Group participated in this competition and 9 of which won prizes. The sixth generating unit of Zouxian Plant won top-rank prize (first prize) for 600MW generating units and the second generating unit of Qingdao Plant won top-rank prize (first prize) for domestically produced 300 MW generating units again. At the same time, a total of five generating units of the Group participated in the National Thermal Power Units (with unit capacity of 100MW and above) Competition, of which four generating units won prizes. Among 131 units of the whole country participated in the competition, the first unit of Shiliquan Plant won top-rank prize (first prize) with the first position in terms of total scores obtained.

In 2002, in line with the restructuring of electricity and power assets, the State Council approved the establishment of five electricity generating group enterprises wholly-owned by the State to manage the electricity generating assets which were originally operated and managed by State Power Corporation of China. Following this development in the power organisation reform, one of these five electricity generating group enterprises, China Huadian Corporation, was formally established. The total installed capacity it controls and that in which it is interested amount to 31,090MW and 20,920MW respectively.

Following the formal establishment of China Huadian Corporation, the entire shareholding interest in 2,815,075,430 domestic shares in the Company which was originally held by Shandong Electric Power (Group) Corporation was transferred by way of administrative allocation to be held by China Huadian Corporation. After the shareholding reallocation, China Huadian Corporation became the immediate controlling shareholder of the Company holding 2,815,075,430 domestic shares, representing approximately 53.56% of the total issued share capital of the Company. As both China Huadian Corporation and Shandong Electric Power (Group) Corporation are wholly-owned by the State, there has been no change in the ultimate beneficial ownership of the approximately 53.56% shareholding interest in the Company and in the operations of the Company following completion of the shareholding reallocation. The Company will continue to be principally engaged in the electricity-generating business.

As certain other electricity and power assets owned by the State have been and will continue to be transferred to China Huadian Corporation, the enterprises which are under the control and operation (or will be under the control and operation) of China Huadian Corporation may compete with the Group in the same industry. However, in respect of the potential competition, China Huadian Corporation has signed an undertaking to provide preferential treatment and to support the Company's development (please refer to the section headed "Support from China Huadian" in the announcement of the Company dated 8 April 2003 for details in relation to the undertaking given by China Huadian Corporation in favour of the Company). At the same time, to the knowledge of the Directors, members of the senior management of China Huadian Corporation have extensive experience in the management of power industry. Accordingly, the Company's Board of Directors believes that the implementation of this restructuring plan and the shareholding reallocation will have positive impact on the Company's operations in the future.

SHAREHOLDING AND CORPORATE STRUCTURE


China Huadian Corporation
Shandong International Trust and Investment Company Limited
Shandong Luneng Development Group Co. Limited
Zaozhuang City Infrastructure Investment Company
Holders of H shares
53.56%
17.19%
1.65%
0.38%
27.22%
Shandong International Power Development Company Limited
100%
100%
55%
70%
18.4%
Zouxian Plant 2,500MW
Shiliquan Plant 1,237.5MW
Qingdao Plant 660MW
Shandong Zhangqiu Power Company Limited 270MW
Shandong Luneng Heze Minerals Development Company Limited
100%
100%
30%
54.49%
20%
13%
Laicheng Plant900MW (300MW under construction)
Zibo SIPD Power Company Limited 177MW (270MW under construction)
Weifang Plant 630MW
Shandong Tengzhou Xinyuan Power Company Limited 168MW (135MW under construction)
Ningxia Yinglite Zhongning PowerCompany Limited (660MW is under planning)
Shandong Luneng Hengyuan Trade Group Company Limited

Dear Shareholders,

The year 2002 is a year full of challenges. During the year, despite the keen competition and various unfavourable factors, the Company, under the support of the government and shareholders as well as the concerted efforts and diligence of the management and the staff, completed various predetermined targets for the year.

In 2002, the Group continued its commitment in building a good image for the PRC power industry, by striving to become a power producer with top class management. It continued its emphasis on production safety and stability while also improving the safety and efficiency of its operations and reducing operation costs. The Group also optimised its capital utilisation, improved its debt structure, reduced interest expenses and increased its economic efficiency. As a result, the targets of the Group in respect of electricity generation, operation, acquisitions and basic infrastructure have been achieved.

Electricity generation of the Group during the year ended 31 December 2002 amounted to 28.30 million MWh, representing an increase of approximately 6.22% over 2001. The operating revenue for the year amounted to approximately RMB7,808 million, representing an increase of approximately 9.32% over 2001. The Group's profits attributable to shareholders amounted to approximately RMB1,182 million, representing a decrease of approximately 14.3% over 2001. Earnings per share were RMB0.225. The Board recommended the payment of a final dividend of RMB0.036 per share for the financial year ended 31 December 2002.


The Group continued its commitment in building a good image for the power industry, by striving to become a power producer with top class management.

In order to bring about better returns to shareholders and enhance its core competitiveness, the Group endeavours to seek new development opportunities in electricity generation with an aim to maintain its leading position as the largest power producer in Shandong Province. In 2002, the Group's development projects in Shandong Province were progressing smoothly. The Company completed the investment or acquisition of the whole or part of the equity interest in or assets of the existing and newly developed electricity generating units held by three power plants in Jinan, Zibo and Tengzhou. In addition, the preliminary works of two 1,000MW super thermal power generating units of Zouxian Plant Phase IV Project, two 600MW super thermal power generating units of Tengzhou Plant Phase II project, two 600MW super thermal power generating units of Weifang Plant Phase II Project and two 300MW thermal power generating units of Qingdao Plant Phase II Project were progressing as scheduled.

During the year, the Company seized the opportunities arising from the State's implementation of "grand development in the western region" and "transmission of electricity from the western region to the eastern region" and agreed in principle with Inner Mongolia Electric Power (Group) Company Limited, the controlling shareholder of Inner Mongolia Mengdian Huaneng Thermal Power Corporation Limited, to acquire from it a minimum of 10% shareholding in Inner Mongolia Mengdian Huaneng Thermal Power Corporation Limited. At the same time, the Company jointly invested and established Ningxia Yinglite Zhongning Power Company Limited with relevant investors in Ningxia Autonomous Region. As a result, the Company implemented the first investment in the power projects outside Shandong Province. The investment creates more cooperation opportunities for the Company to expand the business in the power generating markets in the Ningxia region.

The Company is located in Shandong Province, where the growth rate of gross domestic product (GDP) in 2002 was 11.6%, which was 3.6 percentage over the national average of 8%. It was the twelfth consecutive year that the province has recorded a two-digit economic growth rate. Shandong Province, being a coastal province, with its sophisticated transportation network, has an edge in economic development over other provinces. The PRC's western development strategy and the in-depth reform in the electricity system of the State will create splendid opportunities for further development of the Group.

As China Huadian Corporation, being one of the five power generation group enterprises, is the controlling shareholder of the Company, the Group will take full advantage of the competitive edges and operation scale of Huadian in the industry, as well as its undertaking given in favour of the Company. The Group will grasp this opportunity in an attempt to further expand the scale and strengthen the competitiveness of the Company, increase the Company's market share and utilise its competitive edge in management and high operating efficiency in an attempt to secure a continuous expansion of the Group and stable returns to its shareholders.

I hereby would like to express my gratitude to the management and our staff for their efforts and contribution to our remarkable results. In addition, I would like to express my appreciation to the shareholders for their confidence support towards the Company.

He Gong
Chairman

Jinan, Shandong Province, The People's Republic of China
15 April 2003



RESULTS

For the year ended 31 December 2002, the Group's profits attributable to shareholders amounted to approximately RMB1,182 million, representing a decrease of approximately 14.3% over 2001. Earnings per share were RMB0.225.

POWER GENERATION

Electricity generation of the Group during 2002 amounted to 28.30 million MWh, representing an increase of approximately 6.22% over 2001. The average utilization hours of the power generation facilities
of the Group were 5,492 hours.

The growth in power generation of the Group was primarily attributable to the continuous growth in total social demand for electricity in Shandong Province and the electricity generation contributed by the generating units which were acquired by the Company and commenced operation.

COMMENCEMENT OF OPERATION OF GENERATING UNITS AND APPROVAL OF ELECTRICITY PRICE

The approval was obtained from the government in respect of the price for joining the grid for the second 300MW generating unit and the third 300MW generating unit of Laicheng Plant and the first 135MW generating unit of Zhangqiu Plant of the Company, which had commenced operation on 27 September 2000, 19 September 2002 and 27 September 2002. The price was implemented with effect from 1 September 2002 and the electricity price for joining the grid was RMB320 per MWh (including value added tax).

The electricity price of RMB320 per Wh for the second 135MW generating unit of Zhangqiu Plant and the first 135MW generating units of Tengzhou Plant, which commenced operation on 31 December 2002 and 31 March 2003 respectively, and the new price was implemented with effect from 1 January 2003 and the date when the generating units commenced joint electricity generation respectively.

OPERATING REVENUE

In 2002, the total volume of electricity supplied by the Group to the grid was 26.54 million MWh, representing an increase of approximately 5.86% over 2001 (2001: 25.08 million MWh). The operating revenue for the year amounted to approximately RMB7,808 million, representing an increase of approximately 9.32% over 2001. The revenue from sale of electricity for the year amounted to approximately RMB7,689 million, representing an increase of approximately 7.65% over 2001. The revenue from sale of heat for the year amounted to approximately RMB119 million (2001: nil).

BASIC INFRASTRUCTURE AND DEVELOPMENT PROJECTS

The Group has been endeavouring to seek new business opportunities in order to expedite the development of the Company and to strengthen and improve its competitiveness.

During the year of 2002, the existing construction in progress and those projects in the initial stage were progressing as scheduled. The third 300 MW generating unit of Laicheng Plant and two 135 MW generating units of Zhangqiu Company (totalled 570 MW) commenced commercial operation in September and December 2002, respectively. The first 135 MW generating unit of Tengzhou Company also commenced operation on 31 March 2003. In addition, the Company achieved a breakthrough in its development projects outside Shandong Province. The Company entered into mutual understanding or investment agreements with relevant investors in Inner Mongolia Autonomous Region and Ningxia Autonomous Region, respectively. In particular, the investment and establishment of Zhongning Company (details see paragraph "Zhongning Project" below) is the first time for the Company to invest in power projects outside Shandong Province, and thereby creates more cooperation opportunities for the Company to develop into the power generating markets in the northwestern region of the PRC.

1. Construction in Progress

The third 300MW generating unit of Laicheng Plant, which is wholly-owned by the Company, formally commenced commercial operation on 19 September 2002. As at 31 December 2002, the construction cost incurred for the third and the fourth generating units of Laicheng Plant ("Phase II project") *amounted to* RMB1,523 *million, representing* 64.8% *of the total budgeted* cost of the Phase II project. It is expected that the fourth generating unit will commence commercial operation in the first half of 2003.

The budgeted cost of the construction work of two 135MW generating units of Zibo Company is RMB906 million. As at 31 December 2002, the construction cost incurred in this project by Zibo Company amounted to RMB346 million, representing 38.1% of the total budgeted cost of the project. It is expected that these two units will commence operation in 2003.

The two 135MW generating units of Zhangqiu Company, which is 70% owned by the Company, commenced commercial operation on 27 September 2002 and 31 December 2002 respectively. The total construction cost of these two 135MW units amounted to approximately RMB756 million.

The budgeted cost of the construction work of two 135MW generating units of Tengzhou Company, which is 54.49% owned by the Company, is RMB993 million. As at 31 December 2002, the construction cost incurred in this project by Tengzhou Company amounted to RMB546 million, representing 54.95% of the total budgeted cost of the project. The first 135MW generating unit of Tengzhou Company commenced commercial operation ahead of the schedule on 31 March 2003. It is expected that the second 135MW generating unit will commence commercial operation in the second half of 2003.

2. Preliminary Projects

The Company proposes to develop two 1,000MW coal-fired generating units of Zouxian Plant Phase IV, which will be wholly owned by the Company. The project proposal has been submitted to the State Development and Reform Commission for approval and the project evaluation has been completed.

The Company proposes to develop two 600MW coal-fired generating units of Tengzhou Plant Phase I, which is wholly owned by the Company. The project proposal has been submitted to the State Development and Reform Commission for approval.

The Company proposes to develop two 300MW coal-fired heat and electricity cogenerating units of Qingdao Plant Phase II project, which will be 55% owned by the Company, together with other relevant investing parties. The project proposal has been submitted to the State Development and Reform Commission for approval.

The Group has entered into a preliminary agreement with the relevant investing parties to jointly develop the two 600MW coal-fired generating units of Weifang Plant Phase II project. It is agreed that the Group will own 60% equity interest of Weifang Plant Phase II. The project proposal has been submitted to the State Development and Reform Commission for approval.

3. Zhongning Project

On 28 November 2002, the Company jointly invested and established Ningxia Yinglite Zhongning Power Company Limited with Ningxia Yinglite Power (Group) Corporation, Ningxia Power Development & Investment Company Limited and Ningxia Power Construction General Corporation, which are interested in 20%, 45%, 20% and 15% of the registered capital of Zhongning Company respectively. The registered capital of Zhongning Company in the first phase was RMB 11.2 million, of which RMB2.24 million was injected by the Company in November 2002 in proportion to the equity interest of 20% held by the Company.

Zhongning Company plans to construct two 330MW generating units and still has excellent expansion conditions. The total budgeted cost of the project amounts to approximately RMB2.3 billion. The two units are expected to commence commercial operation in 2005 and 2006 respectively. The project proposal has been approved by the State Development and Reform Commission. This investment in Zhongning Company is the first time for the Company to invest in the power projects outside Shandong Province. The Ningxia Power grid is an important part of the Northwest China Power grid and is also an important basis of the northern channel of electricity transmission from the western region to the eastern region in the PRC. In recent years, the power consumption of Ningxia power grid has greatly increased, which provides enormous development opportunities for the power generating markets.

4. Inner Mongolia Project

In early 2002, the Company agreed in principle with Inner Mongolia Electric Power (Group) Company Limited, the controlling shareholder of Inner Mongolia Mengdian Huaneng Thermal Power Corporation Limited (a joint stock company limited by shares incorporated in the PRC and whose shares are listed on the Shanghai Stock Exchange) to acquire from it a minimum of 10% shareholding in Inner Mongolia Mengdian Thermal Power Corporation Limited, details of which are set out in the announcement dated 27 March 2002 issued by the Company. As at 31 December 2002, the relevant formal agreement in connection with the proposed acquisition had not been signed.

BUSINESS OUTLOOK

Through eight years of rapid growth and continuous expansion, the Company's installed capacity, on-grid electricity, profit earning ability, competitiveness and strengths have always maintained at the first position in electric power industry of Shandong Province, play the leading role in electricity generating markets of Shandong Province and rank high amongst the nationwide listed power generating enterprises.

The national power reform creates new opportunities and plenty of room for development in the market for the Company to develop the power projects throughout the country. Accordingly, in the future, the Company has set out new position, targets and strategies, and strives to speed up its development.

The position for the Company's development is to become the core enterprise of China Huadian Corporation for the development, operation and management of power projects in the whole country and to maintain the position of being one of the listed electricity generation companies with the best competitive advantages in the PRC.

The development strategies of the Group include:

1. Regional development strategy: strengthens the businesses in Shandong Province with a view of expanding to other regions in the PRC and international markets, appropriately centralised its operations geographically, and integrate its short-term development with its long-term development;

2. Industry development strategy: focus on the development of thermal power generating units with large capacity, efficient and of environment conservation nature and expand to develop the business of heat and electricity cogeneration and hydro power projects appropriately; place emphasis on acquiring new source of energy and cautiously invest in high-tech new energy power projects;

3. Development implementation strategy: carry out acquisition as well as construction of new plants with emphasis on economic benefits and scale; and

4. Capital utilization strategy: maintain a prudent financial structure, elaborate this competitive advantages of raising funds in the capital market, strengthen the co-operation with banks and other financial institutions and adopt various effective channels of raising funds at appropriate time.

The Company seizes the opportunity as may be presented from the recent power reform and, as part of the implementation of the reform, may pursue proposed acquisition of electricity and power-generating assets. At the same time, the Company expedites the work in the initial stage of newly development power plant projects and strives to commence construction of new projects.

In 2003, it is estimated that the PRC will continue to achieve steady economic growth, which is favorable to the development of the power industry. Meanwhile, the restructuring of the PRC's power industry has also entered into the stage of effective implementation, signaling a new era for industry players as well as providing a positive operating environment for the Company's expansion. In view of these developments, the Company will continue to leverage on its strengths, seize any opportunities and constantly explore and expand its operations. The Company is confident that with its strengths it will capitalize on every opportunity and meet every challenge to secure and maintain a steady growth of the Company.

The major objectives of the Group in 2003 are as follows:

1. Ensure that the power plants will be operated safely, achieve the targets of the Group related to electricity generation scheduled in 2003, tightly control the costs and maintain the leading position of the plants in terms of their technological and economic standards.

2. Ensure the smooth progress in the construction, and the commencement of commercial operation in 2003, of the fourth 300MW generating unit of Laicheng Plant, one 135MW generating unit of Zibo Company and two 135MW generating units of Tengzhou Company, control the progress of the construction projects effectively, maintain the quality of works, minimize unit costs; and try to put the other 135MW generating unit of Zibo Company into commercial operation within 2003.

3. Continue to implement the strategy of cross regional development and actively expedite the development projects outside Shandong Province.

4. Actively investigate different channels of raising funds that will help to lower the Company's finance costs and rationalize its capital structure, and prepare ahead for meeting the requirements of funds arising from the Company's rapid expansion;

5. Continue to enhance the efficiency of the generating units through technical improvement.

Chen Jianhua
General Manager

Jinan, Shandong Province, The People's Republic of China
15 April 2003

MACROECONOMIC CONDITIONS AND ELECTRICITY DEMAND

The economy of the PRC maintained steady growth in the year of 2002. The gross domestic product ("GDP") of the country amounted to RMB10,239,800 million, representing an increase of 8.0% over 2001. The GDP of Shandong Province amounted to RMB1,055,000 million, representing an increase of 11.6% over 2001, and was 3.6 percentage points over the national average. It was the twelfth consecutive year for the province to record a two-digit economic growth rate.

In 2002, the power consumption of the whole society of Shandong Province was 124.17 million MWh, representing an increase of 12.42% over 2001. The industrial sector of Shandong Province consumed 93.79 million MWh, representing an increase of 13.70% over the same period of last year and accounted for 75.53% of the total power consumption of Shandong Province. The agriculture, fisheries and water conservancy industries consumed 6.26 million MWh, representing an increase of 5.29% over the same period of last year and accounted for 5.04% of the total power consumption of Shandong Province. The power consumed by the urban and rural residents was 14.31 million MWh, representing an increase of 9.72% over the same period of last year and accounted for 11.52% of the total power consumption of Shandong Province. As at 31 December 2002, the total installed capacity of Shandong Province reached 25,153.23MW, representing an increase of 19.7% over 2001.

OPERATING REVENUE AND PROFIT

In 2002, the Group strengthened the management and tightly controlled various costs and expenses so that the Group achieved the expected operating targets. The total volume of electricity supplied by the Group to the grid for the year was 26.54 million MWh. The operating revenue for the year amounted to approximately RMB7,808 million, representing an increase of approximately 9.32% over 2001. The Group's profits attributable to shareholders for the year amounted to approximately RMB1,182 million, representing a decrease of approximately 14.3% over 2001. Earnings per share were RMB0.225. The decrease in profit was mainly attributable to the increase in fuel costs in view of the increase in price of coal.

OPERATING EXPENSES

During the year of 2002, unit cost of electricity generated of the Group amounted to RMB210.44/MWh, representing an increase of 15.26% over 2001.

In 2002, the fuel cost of the Group amounted to RMB2,767 million, of which the fuel cost for electricity generation amounted to RMB2,690 million and the fuel cost for heat generation amounted to RMB77 million. Fuel cost for electricity generation for the year increased by 28.28% over 2001 as a result of an increase in the volume of electricity generation and increase in the prices of coal for power generation. The Group enhanced the management of its facilities and upgraded its technology. As a result, fuel consumption was reduced and partially offset the increase in unit fuel cost caused by the increase in coal prices.

Depreciation and amortisation expenses in 2002 increased by 16.62% over 2001 to RMB1,224 million primarily due to the adjustment on the depreciation charge for certain equipment resulted from technical improvement project in respect of energy saving and increase in capacity amounting to RMB45 million and the additional depreciation charge for the new generating units.

Expenses for maintenance and routine repairs mainly comprised expenses for major and minor overhauls and other expenses for routine repairs. In 2002, such expenses rose by 14.36% over 2001 to RMB548 million primarily due to the increase in the number of generating units.

In 2002, personnel costs amounted to RMB391 million, representing an increase of RMB57,030,000 over 2001 primarily due to the increase in wages and staff welfare fund for the newly acquired power plants.

Selling and administration expenses amounted to RMB462 million, representing an increase of 10.3% over 2001 primarily due to the increase in expenses for newly acquired power plants.

In 2002, other operating expenses amounted to RMB241 million, representing an increase of RMB126 million over 2001 primarily due to a loss on disposal of certain equipment amounting to RMB84 million resulting from technical improvement project in respect of energy saving and increase in capacity, and increase in water fee and fuel expenses.

FINANCIAL COST

The net interest expenses borne by the Group in 2002 amounted to RMB490 million, representing a decrease of RMB21,446,000 from 2001. The decrease in interest expenses was primarily due to the early repayment of part of the World Bank loan in early 2002 and the decrease in the average interest rate of the borrowings.

INDEBTEDNESS

As at 31 December 2002, the borrowings of the Group amounted to RMB9,330 million, of which loans denominated in US dollars amounted to US$107 million. The assets to liabilities ratio was 55.37%.

PRODUCTION, OPERATION AND SAFETY

In 2002, the equivalent availability factor of the generating units was 91.57%; the equivalent forced suspension rate was 0.32%; and the average utilization hours of the generating units attained 5,492 hours.

In 2002, the Group's operation safety maintained at satisfactory level. As at 31 December 2002, none of the power plants of the Group had any unsafe incidents throughout the year.

In 2002, a total of 4 major overhauls and 8 minor overhauls were undertaken in respect to the generating units of the Group and the planned overhaul rate was 7.87%, representing an increase of 1.55 percentage points over 2001.

TECHNICAL IMPROVEMENT PROJECTS

In 2002, the technical improvement projects of the Group progressed smoothly. The purpose of these renovation projects of the Group was to enhance operation safety of the facilities and the level of automation so that the production efficiency of the generating units could be improved. The Group had introduced new technology to upgrade some of its steam turbine equipment and the effect was satisfactory.

After implementation of technical improvement project in respect of energy saving and increase in capacity for the fourth 300MW generating unit of Zouxian Plant and the second 125MW generating unit of Shiliquan Plant in 2001, the Company continued to implement the technical improvement project in respect of energy saving and increase in capacity for its power plants in 2002, including the first and third 300MW generating units of Zouxian Plant, the third 125MW generating unit of Shiliquan Plant and the first 300MW generating unit of Weifang Plant. After the implementation of technical improvement project in respect of energy saving and increase in capacity, the average standard coal consumption rate of generation units was reduced by 10-15g/kwh while the capacity of generating units was increased by 10% or above, from the existing 125MW and 300MW to 140MW, 330MW and 335MW. Except for the technical improvement project in respect of increase in capacity for the third 125MW generating unit of Shiliquan Plant which is pending approval, the capacities of the above-mentioned three units of Zouxian and Weifang Plant have been changed to 335MW and 330MW respectively.

The major proposed technical improvement projects to be undertaken by the Group during 2003, include:

1. Technical improvement project in respect of energy saving and increase in the capacity of the second generating unit of Zouxian Plant;

2. Technical improvement project in respect of energy saving and increase in the capacity of the fourth and fifth generating units of Shiliquan Plant; and the technical improvement project of the first generating unit of Shiliquan Plant will be completed in 2004;

3. Technical improvement project in respect of energy saving and increase in the capacity of the second generating unit of Weifang Plant.

OPERATION STATISTICS

The table below sets out certain operation statistics of the power plants owned by the Group:

Zouxian Plant:

	2002	2001	2000
Installed capacity at year end (MW)	2,430	2,400	2,400
Amount of electricity generated ('million MWh)	12.85	13.56	13.45
On-grid electricity generation ('million MWh)	12.15	12.81	12.68
Available hours	7,852.7	8,044	8,316
Average utilisation hours	5,288	5,650	5,605
Load factor (%)	71.64	72.40	70.34
Equivalent availability factor (%)	89.23	93.87	94.71
Standard generation coal consumption (g/kWh)	332.8	334.9	342.1

Shiliquan Plant:

	2002	2001	2000
Installed capacity at year end (MW)	1,237.5	1,225	1,225
Amount of electricity generated ('million MWh)	7.03	6.76	6.71
On-grid electricity generation ('million MWh)	6.59	6.33	6.26
Available hours	8,428.6	8,205	8,241
Average utilisation hours	5,685	5,521	5,475
Load factor (%)	73.57	71.00	70.86
Equivalent availability factor (%)	96.22	94.79	95.15
Standard generation coal consumption (g/kWh)	359.6	359.4	364.0

Laicheng Plant:

	2002	2001	2000
Installed capacity at year end (MW)	900	600	600
Amount of electricity generated ('million MWh)	3.80	3.40	2.27
On-grid electricity generation ('million MWh)	3.58	3.19	2.11
Available hours	6,100.3	7,951	5,288
Average utilisation hours	5,556	5,660	5,836
Load factor (%)	73.80	73.95	70.38
Equivalent availability factor (%)	92.59	90.76	94.92
Standard generation coal consumption (g/kWh)	343.5	344.9	355.0

Note: The third generating unit of Laicheng Plant commenced operation on 19 September 2002.

Qingdao Plant:

	2002	2001	2000
Installed capacity at year end (MW)	**660**	600	600
Amount of electricity generated ('million MWh)	**3.77**	3.40	3.64
On-grid electricity generation ('million MWh)	**3.53**	3.20	3.43
Available hours	**8,183.2**	7,784	8,359
Average utilisation hours	**5,717**	5,661	6,074
Load factor (%)	**73.58**	73.35	74.20
Equivalent availability factor (%)	**93.42**	88.86	95.16
Standard generation coal consumption (g/kWh)	**349.9**	334.2	338.9

Weifang Plant:

	2002	2001	2000
Installed capacity at year end (MW)	**600**	600	600
Amount of electricity generated ('million MWh)	**3.38**	3.51	3.60
On-grid electricity generation ('million MWh)	**3.17**	3.30	3.38
Available hours	**7,689.9**	8,246	8,140
Average utilisation hours	**5,632**	5,849	5,991
Load factor (%)	**75.14**	73.44	75.74
Equivalent availability factor (%)	**87.79**	94.14	92.64
Standard generation coal consumption (g/kWh)	**349.8**	350.0	351.2

The three companies newly acquired in 2002

	Zibo Company	Zhangqiu Company	Tengzhou Company
Installed capacity at year end (MW)	**177**	**270**	**33**
Amount of electricity generated ('million MWh)	**1.10**	**0.24**	**0.18**
On-grid electricity generation ('million MWh)	**0.96**	**0.22**	**0.16**
Available hours	**8,166.5**	**2,142.4**	**7,976.0**
Average utilisation hours	**5,827**	**6,721**	**5,503**
Capacity factor (%)	**68.32**	**76.38**	**62.82**
Load factor (%)	**78.10**	**81.65**	**68.99**
Equivalent availability factor (%)	**92.98**	**92.71**	**91.05**
Standard generation coal consumption (g/kWh)	**371.7**	**383.3**	**436.4**

Note: The first generating unit of Zhangqiu Company commenced operation on 27 September 2002; the second generating unit commenced operation on 31 September 2002.

The first generating unit of Tengzhou Company commenced operation on 31 March 2003.

The Directors hereby present the annual report together with the audited financial statements of the Group for the financial year ended 31 December 2002.

PRINCIPAL ACTIVITIES

The principal activities of the Company and its subsidiaries (the"Group") and its jointly controlled entities are the generation and sale of electricity and heat. All electricity generated by the Group is fed into the Shandong Provincial Grid operated by Shandong Electric Power (Group) Corporation, the former immediate holding company of the Company. Shandong Electric Power (Group) Corporation determines to whom the electricity is then sold.

As the Group is located, and has been operating one single business, in Shandong Province, the People's Republic of China ("PRC"), no segmental reporting was included in the financial statements.

The profit of the Group for the year ended 31 December 2002 and the position of the Group's and the Company's financial affairs as of that date prepared in accordance with International Financial Reporting Standards are set out in the financial statements on pages 41 to 87.

DIVIDENDS

The Board of Directors recommended payment of a final dividend of RMB0.036 per share (totalling RMB189,219,000) for the financial year ended 31 December 2002 (2001: a final dividend of RMB0.17 per share, totalling RMB893,534,000). This dividend distribution proposal is subject to approval by the shareholders of the Company at the forthcoming 2002 Annual General Meeting of the Company.

An interim dividend of RMB0.02 per share (totalling approximately RMB105,122,000) for the six months ended 30 June 2002 was distributed on 30 October 2002 (2001: an interim dividend of RMB0.02 per share, totalling approximately RMB 105,122,000, was distributed on 9 November 2001).

SUBSIDIARIES, ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES

Particulars of the Company's subsidiaries, associated companies and jointly controlled entities at 31 December 2002 are set out in notes 19, 20 and 21 respectively on the financial statements.

BANK LOANS AND OTHER BORROWINGS

Details of bank loans and other borrowings of the Group and the Company as at 31 December 2002 are set out in note 27 on the financial statements.

INTEREST CAPITALISED

Details relating to the interest capitalised by the Group during the year of 2002 are set out in note 9 on the financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details relating to movements in property, plant and equipment of the Group and that of the Company during the year of 2002 are set out in note 15 on the financial statements.

RESERVES

Details relating to movements in reserves of the Group and the Company for the year ended 31 December 2002 and details of distributable reserves of the Company as at 31 December 2002 are set out in note 30 on the financial statements.

DONATIONS

During the year of 2002, the Group made donations for charitable purposes in an aggregate amount of approximately RMB141,205(2001: RMB60,000).

EMPLOYEES' RETIREMENT PLANS

Details of the Group's employees' retirement plans are set out in note 32 on the financial statements.

PRE-EMPTIVE RIGHTS

According to the articles of association of the Company and the laws of the PRC, no rule relating to pre-emptive rights exists which requires that the Company shall offer and issue new shares to its existing shareholders in proportion to their respective shareholding interests in the Company.

EMPLOYEES' MEDICAL INSURANCE

During the year of 2002 and before, the Group implemented the rules of electric power industry for staff medical insurance. In accordance with such staff medical insurance rules, the Group was required to pay on behalf of employees basic medical insurance fees, mutual medical fund and supplementary corporate medical insurance calculated as certain percentages of employees' wages.

Since 1 January 2003, the Group began to implement the basic medical insurance rules for staff in accordance with "the Implementing Project to Establish the Basic Medical Insurance Rules for the Urban and Rural Residents in Shandong Province", under the management of the local governments, pursuant to which the basic medical insurance fund will be contributed by the enterprise concerned and its staff. The employees are required to pay medical insurance fees calculated as 2% of their average monthly wages of the previous year, and the Group is required to pay fees ranging between 6% and 8% according to the policies promulgated by the local governments where the enterprise is situated. After implementing such rules pursuant to which the basic medical fund is managed by the local governments, the basis of charging the basic medical insurance fund paid by the enterprises is the same as that before, but the rate of payment is reduced by the range between 2% and 4%.

The Group anticipates that implementation of such medical insurance rules will not have any significant impact on the business operation and financial position of the Group. Apart from the above contributions, the Group is not required to pay any other medical expenses for its staff.

SHARE CAPITAL

Details of the share capital of the Company are set out in note 30 on the financial statements.

MAJOR CUSTOMERS AND SUPPLIERS

During the year of 2002, details regarding the percentage of the Group's sales and purchases attributable to its major customers and major suppliers, respectively, are as follows:

	Percentage of the Group's Sales	Percentage of the Group's Purchases
The largest customer	98.4%	—
The five largest customers	99.9%	—
The largest supplier	—	93%
The five largest suppliers	—	99.9%

All electricity generated by the Group was sold to Shandong Electric Power (Group) Corporation which was the former immediate holding company of the Company. Save as disclosed above, none of the Directors, their associates and shareholders of the Company (each of which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interest in these suppliers or customers of the Group at any time during the year of 2002.

SHAREHOLDINGS OF SUBSTANTIAL SHAREHOLDERS

As at 31 December 2002, substantial shareholders who held 10% or more of any class of the share capital of the Company were as follows:

Name of shareholder	Shares	Number of shares held	Percentage of the total number of shares of the Company in issue as at 31 December 2002	Percentage of the total number of domestic shares of the Company in issue as at 31 December 2002	Percentage of the total number of H shares of the Company in issue as at 31 December 2002
Shandong Electric Power (Group) Corporation (note1)	Domestic shares	2,815,075,430	53.56%	73.60%	—
Shandong International Trust and Investment Company Limited	Domestic shares	903,443,970	17.19%	23.62%	—
HKSCC Nominees Limited (Note 2)	H shares	1,416,384,000	26.95%	—	98.98%

Note 1: On 1April 2003, the entire shareholding interest in 2,815,075,430 domestic shares of the Company which was originally held by Shandong Electric Power (Group) Corporation was transferred by way of administrative allocation to China Huadian Corporation, an enterprise ultimately wholly-owned by the State. After the shareholding reallocation, China Huadian Corporation became the immediate controlling shareholder of the Company holding 2,815,075,430 domestic shares, representing approximately 53.56% of the entire issued share capital of the Company. As both China Huadian Corporation and Shandong Electric Power (Group) Corporation are wholly-owned by the State, there has been no change in the ultimate beneficial ownership of the approximately 53.56% shareholding interest in the Company as a result of the shareholding reallocation. The Company will continue to be principally engaged in the electricity-generating business.

Note 2: According to the records of HKSCC Nominees Limited, the H shares held by it were held on behalf of a number of persons and, to the knowledge of the Company, none of them individually owned or held 10% or more of the total number of the Company's H shares in issue as at 31 December 2002.

Save as disclosed above, the Directors are not aware of any person (other than the Directors, chief executive, senior management or supervisors of the Company) who as at 31 December 2002 was interested in 10% or more of any class of the issued share capital of the Company.

DIRECTORS, SUPERVISORS, CHIEF EXECUTIVE AND SENIOR MANAGEMENT AND THEIR SHAREHOLDING INTERESTS

The following table sets forth certain information concerning the existing Directors, supervisors and senior management of the Company. All Directors and supervisors are currently serving a term of three years, renewable upon re-election and reappointment every three years.

Name	Position with the Company	Change during 2002
He Gong	Chairman of the Board of Directors	(appointed on 15 April 2003)
Da Hongxing	Vice Chairman of the Board of Directors	
Zhu Chongli	Vice Chairman of the Board of Directors	(appointed on 16 April 2002)
Chen Jianhua	Director, General Manager	
Tian Peiting	Director	
Peng Xingyu	Director	(appointed on 15 April 2003)
Zhang Bingju	Director	
Wang Yingli	Director	(appointed on 15 April 2003)
Lin Mingshan	Director	
Wang Guisheng	Director	(appointed on 16 April 2002)
Ding Changhao	Independent Director	
Kung Shaindow	Independent Director	
Feng Lanshui	Chairman of the Supervisory Committee	
Li Changxu	Supervisor	(appointed on 15 April 2003)
Zheng Feixue	Supervisor	
Zhou Lianqing	Company Secretary	
Ding Huande	Deputy General Manager	
Zhong Tonglin	Deputy General Manager	
Wang Wenqi	Deputy General Manager	
Zhu Fangxin	Chief Supervisor of Financial Affairs	

In view of the expiry of the term for the Second Session (three years for each Session) of the Board of Directors and the supervisory committee of the Company, the Company re-appointed and re-elected the Directors, supervisors and members of the senior management of the Company in 2002. According to the ordinary resolutions passed at the Company's 2001 Annual General Meeting held on 16 April 2002, Mr. Da Hongxing, Mr. Tian Peiting, Mr. Chen Jianhua, Mr. Li Ruge, Mr. Zhang Bingju, Mr. Cui Jianbo, Mr. Henry T.E. Coolidge, Jr., Mr. Lin Mingshan, Mr. Ding Changhao and Mr. Kung Shaindow were re-appointed as Directors of the Company; Mr. Zhu Chongli, Mr. Wang Guisheng and Mr. Geng Yuanzhu were appointed as new Directors of the Company; and Mr. Feng Lanshui and Mr. Xu Qingzao were re-appointed as supervisors of the Company. According to the Articles of Association of the Company, Ms. Zheng Feixue was re-elected as a supervisor of the Company as the staff representative.

According to the resolutions passed at the first meeting of the Third Session of the Board of Directors held on 16 April 2002, Mr. Da Hongxing was re-elected as the Chairman of the Board of Directors; both Mr. Tian Peiting and Mr. Zhu Chongli were elected as the Vice-chairmen of the Board of Directors; Mr. Chen Jianhua was re-appointed as the general manager of the Company; Mr. Zhong Tonglin and Mr. Wang Wenqi were re-appointed as deputy general managers of the Company; Mr. Zhu Fangxin was re-appointed as the chief supervisor of financial affairs of the Company; and Mr. Zhou Lianqing was re-appointed as the secretary to the Board of Directors.

Mr. Henry T.E. Coolidge, Jr, resigned as a Director of the Company with effect from 8 May 2002.

According to the resolution passed at the fifth meeting of the Third Session of the Board of Directors held on 6 January 2003, Mr. Ding Huande was appointed as a deputy general manager of the Company with effect from 27 December 2002 on which he was nominated by the General Manager.

Mr. Li Ruge, Mr. Geng Yuanzhu and Mr. Cui Jianbo resigned as Directors of the Company with effect from 15 April 2003; Mr. Xu Qingzao also resigned as a supervisor of the Company with effect from 15 April 2003.

According to the ordinary resolution passed at the Company's Extraordinary General Meeting held on 15 April 2003, Mr. He Gong, Mr. Peng Xingyu and Ms. Wang Yingli were appointed as Directors of the Company; Mr. Li Changxu was appointed as a supervisor of the Company.

According to the resolutions passed at the eighth meeting of the Third Session of the Board of Directors held on 15 April 2003, Mr. He Gong was elected as the Chairman of the Board of Directors and Mr. Da Hongxing was elected as Vice-chairman of the Board of Directors.

The Directors' and supervisors' remunerations for the year ended 31 December 2002 are set out in note 10 on the financial statements.

As at 31 December 2002, none of the Directors, supervisors, chief executive or senior management of the Company and their associates had any beneficial interest in the issued share capital or debt securities of the Company and/or any associated corporation, including interest required to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

During the year of 2002 and as at 31 December 2002, none of the Directors, supervisors, chief executive or senior management of the Company or any of their respective spouses or children under 18 years of age were granted any right, and the Company had not made any arrangement enabling any of them, to subscribe for any share capital or debt securities of the Company.

The biographical details in respect of the existing Directors, supervisors and senior management of the Company are set out on pages 35 to 38.

DIRECTORS' AND SUPERVISORS' INTERESTS IN CONTRACTS

No contract of significance or proposed contracts of significance, to which the Company or any of its subsidiaries, holding companies or jointly controlled entities was a party and in which a Director or supervisor of the Company had a material interest, whether directly or indirectly, subsisted at the end of the financial year or at any time during the financial year ended 31 December 2002.

SERVICE CONTRACTS OF THE DIRECTORS AND SUPERVISORS

No Director or supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

CONNECTED TRANSACTIONS

During the year of 2002, the Company entered into the following transactions which constituted connected transactions for the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"):

1. Tengzhou Company Agreements

On 9 July 2002, Tengzhou Company, a subsidiary of the Company, entered into the following agreements:

(a) the Tengzhou Company Construction Agreement with Shandong Electric Power No.3 Construction Engineering Company("No.3 Construction Engineering Company")pursuant to which Tengzhou Company has agreed to engage the No.3 Construction Engineering Company to provide services for the construction work of two 135MW heat and electricity cogenerating units in Tengzhou, Shandong Province for an aggregate consideration of RMB195,000,000 (approximately HK$184,000,000) (subject to adjustments for variations of the construction work), funded out of the Group's internal resources (the payment terms and the relevant provisions of the agreement are set out in the announcement of the Company dated 10 July 2002); and

(b) the Tengzhou Company Exploration and Design Agreement with Shandong Electric Power Engineering Consultancy Council (the "Consultancy Council") pursuant to which Tengzhou Company has agreed to engage the Consultancy Council to provide exploration and design services for the construction of these two above-mentioned cogenerating units for an aggregate consideration of RMB8,370,000 (approximately HK$7,900,000), funded out of the Group's internal resources (the payment terms and the relevant provisions of the agreement are set out in the announcement of the Company dated 10 July 2002).

As Shandong Electric Power (Group) Corporation ("SEPCO") was at that time a connected person of the Company and each of the No.3 Construction Engineering Company and the Consultancy Council is a wholly-owned subsidiary of SEPCO, each of these entities was then considered a connected person of the Company under the Listing Rules. Accordingly, the entering into of each of the Tengzhou Company Construction Agreement and the Tengzhou Company Exploration and Design Agreement constituted a connected transaction of the Company within paragraph 14.23(1) of the Listing Rules.

As the aggregate consideration to be paid by Tengzhou Company under the Tengzhou Company Construction Agreement and the Tengzhou Company Exploration and Design Agreement represents an amount less than 3% of the book value of the relevant net tangible assets of the Group and, therefore, falls within the de minimis provision under paragraph 14.25(1) of the Listing Rules, the entering into by Tengzhou Company of these agreements was required to be disclosed by way of a press announcement but no approval from the shareholders of the Company was required. Details of the transactions are set out in the Company's announcement dated 10 July 2002.

2. Zibo Company Agreements

On 9 July 2002, Zibo Company, a subsidiary of the Company, entered into the following agreements:

(a) the Zibo No.1 Construction Agreement with Shandong Electric Power No.1 Construction Engineering Company("No.1 Construction Engineering Company") pursuant to which Zibo Company has agreed to engage the No.1 Construction Engineering Company to provide services for the construction work of the principal portion and the public systems of two 135MW heat and electricity cogenerating units in Zibo, Shandong Province(including the installation services involved in the construction of one of these cogenerating units) for an aggregate consideration of RMB168,000,000 (approximately HK$158,500,000) (subject to adjustments for variations of the construction work), funded out of the Group's internal resources (the payment terms and the relevant provisions of the agreement are set out in the announcement of the Company dated 10 July 2002); and

(b) the Zibo No.3 Construction Agreement with the No.3 Construction Engineering Company pursuant to which Zibo Company has agreed to engage the No.3 Construction Engineering Company to provide installation and associated services involved in the construction of one of the two 135MW heat and electricity cogenerating units in Zibo, Shandong Province for an aggregate consideration of RMB42,000,000 (approximately HK$39,600,000) (subject to adjustments for variations of the construction work), funded out of the Group's internal resources (the payment terms and the relevant provisions of the agreement are set out in the announcement of the Company dated 10 July 2002).

As SEPCO was at that time a connected person of the Company and each of the No.1 Construction Engineering Company and the No.3 Construction Engineering Company is a wholly-owned subsidiary of SEPCO, each of these companies was then considered a connected person of the Company under the Listing Rules. Accordingly, the entering into of each of the Zibo No.1 Construction Agreement and the Zibo No.3 Construction Agreement constituted a connected transaction of the Company within paragraph 14.23(1) of the Listing Rules.

As the aggregate consideration to be paid by Zibo Company under the Zibo No.1 Construction Agreement and the Zibo No.3 Construction Agreement represents an amount less than 3% of the book value of the relevant net tangible assets of the Group and, therefore, falls within the de minimis provision under paragraph 14.25(1) of the Listing Rules, the entering into by Zibo Company of these agreements was required to be disclosed by way of a press announcement but no approval from the shareholders of the Company was required. Details of the transactions are set out in the Company's announcement dated 10 July 2002.

3. Zhangqiu Company Agreements

Zhangqiu Company, a subsidiary of the Company, entered into the following agreements:

(a) the Zhangqiu Exploration and Design Agreement on 18 April 2000 (i.e., at the time before the Company acquired any equity interest in Zhangqiu Company) with the Consultancy Council pursuant to which Zhangqiu Company has agreed to engage the Consultancy Council to provide exploration and design services for the construction of two 135 MW fuel generating units in Zhangqiu, Shandong Province for an aggregate consideration of RMB7,500,000 (approximately HK$7,080,000);

(b) two construction agreements (the "Zhangqiu No.1 Construction Agreements") on 9 July 2002 with the No.1 Construction Engineering Company pursuant to which Zhangqiu Company has agreed to engage the No.1 Construction Engineering Company to provide certain construction and installation services involved in the construction of two 135MW fuel generating units in Zhangqiu, Shandong Province, the PRC for an aggregate consideration of RMB34,830,000 (approximately HK$32,860,000) (subject to adjustments for variations of the work and services performed), funded out of the Group's internal resources (the payment terms and the relevant provisions of the agreement are set out in the announcement of the Company dated 10 July 2002); and

(c) the Zhangqiu No.2 Construction Agreement on 9 July 2002 with Shandong Electric Power No.2 Construction Engineering Company("No.2 Construction Engineering Company") pursuant to which Zhangqiu Company has agreed to engage the No.2 Construction Engineering Company to provide certain construction and installation services involved in the construction of two 135MW fuel generating units in Zhangqiu, Shandong Province, the PRC for an aggregate consideration of RMB10,250,000 (approximately HK$9,670,000), funded out of the Group's internal resources (the payment terms and the relevant provisions of the agreement are set out in the announcement of the Company dated 10 July 2002).

As SEPCO was at that time a connected person of the Company and each of the No.1 Construction Engineering Company, the No.2 Construction Engineering Company and the Consultancy Council is a wholly-owned subsidiary of SEPCO, each of these entities was then considered a connected person of the Company under the Listing Rules. Accordingly, the entering into of each of the Zhangqiu No.1 Construction Agreements and the Zhangqiu No.2 Construction Agreement and the transactions contemplated under the Zhangqiu Exploration and Design Agreement constituted connected transactions of the Company within paragraph 14.23(1) of the Listing Rules.

As the aggregate consideration to be paid by Zhangqiu Company under the Zhangqiu No.1 Construction Agreements, the Zhangqiu No.2 Construction Agreement and the Zhangqiu Exploration and Design Agreement represents an amount less than 3% of the book value of the relevant net tangible assets of the Group and, therefore, falls within the de minimis provision under paragraph 14.25(1) of the Listing Rules, the entering into by Zhangqiu Company of these agreements and the transactions thereunder were required to be disclosed by way of a press announcement but no approval from the shareholders of the Company was required. Details of the transactions are set out in the Company's announcement dated 10 July 2002.

4. Laicheng Plant Agreement

As mentioned in the 2001 Annual Report of the Group, in 2001, Laicheng Power Plant, a wholly-owned plant of the Company, entered into the Laicheng Plant Phase II Construction Agreements with No.2 Construction Engineering Company and No.3 Construction Engineering Company respectively (these two construction engineering companies are wholly-owned subsidiaries of SEPCO). The entering into of the Laicheng Plant Phase II Construction Agreements and the transactions contemplated thereunder constituted connected transactions of the Company for the purpose of the Listing Rules. The transactions were approved by the Company's shareholders at the extraordinary general meeting of the Company held on 26 November 2001.

During the financial year of 2002, a majority of the construction work of the third and the fourth generating units of Laicheng Power Plant were provided by No.2 Construction Engineering Company and No.3 Construction Engineering Company pursuant to the above construction agreements. For the year ended 31 December 2002, the total amount paid by the Company to these two construction companies was RMB 242,152,000. The third generating unit of Laicheng Plant formally commenced commercial operation on 19 September 2002. The fourth generating unit is expected to be put into commercial operation in the first half of 2003.

CONNECTED TRANSACTIONS WHICH ARE THE SUBJECT OF EXEMPTION UNDER THE LISTING RULES AND MATERIAL CONTRACT WITH SHANDONG ELECTRIC POWER (GROUP) CORPORATION

Connected Transactions

Apart from the transactions disclosed above, most of the transactions undertaken by the Group and its jointly controlled entities during the year ended 31 December 2002 were entered into with Shandong Electric Power (Group) Corporation (the former immediate holding company of the Company) or entities controlled by it on such terms as have been agreed between the relevant parties. Under the Listing Rules, the above parties were at the material time connected persons of the Company and the relevant transactions constituted connected transactions for the Company. Details of these transactions which are required under the Listing Rules to be disclosed herein are set out below and in note 31 on the financial statements.

	Note	**2002** ***RMB'000***	2001 *RMB'000*
Sale of electricity	i	**7,688,975**	7,142,341
Interconnection and despatch management fees	ii	**79,788**	76,185
Repairs and maintenance services	iii	**216,372**	240,681
Technical supervision, assistance and testing services	iv	**17,343**	14,812
Electricity consumed	v	**20,832**	17,865

(i) All electricity generated by the Group was sold to SEPCO. See note 31 on the financial statements for details.

(ii) Interconnection and despatch management fees were paid to SEPCO. See note 31 on the financial statements for details.

(iii) Shandong Electric Power Hong Yuan Electricity Generation Overhaul Company Limited, which is controlled by SEPCO, was responsible for the repair and maintenance works, including major overhauls, of the Group. The amount payable was determined on a cost reimbursement basis.

(iv) Shandong Electric Power Scientific Research Institute, which is controlled by SEPCO, was responsible for the provision of technical supervision, assistance and testing services to the Group. Such services were charged at a rate of RMB3.66 per KW (including value-added tax) of installed capacity per year.

(v) The Group purchased electricity from SEPCO at the published tariff rates for use in certain of its operations and for its head office and staff quarters where they are located in areas under the cover of the grid operated by SEPCO.

(vi) The fuel required for the Group was purchased and supplied by Shandong Luneng Hengyuan Trade Group Corporation Limited (the "Fuel Supply Company", previously known as Shandong Luneng Fuel (Group) Company Limited), which was previously controlled by SEPCO. After completion of a reorganization of the Fuel Supply Company in December 2001, the Fuel Supply Company ceased to be a connected person of the Company for the purpose of the Listing Rules, and the transactions entered into between the Company and the Fuel Supply Company no longer constitute any connected transaction for the Company.

The independent Directors of the Company have confirmed to the Board of Directors of the Company that they have reviewed the above connected transactions and have concluded that these transactions had been entered into:

(i) in the ordinary and usual course of business;

(ii) either on normal commercial terms or on terms no less favourable than those available to (or from) independent third parties; and

(iii) on terms that are fair and reasonable so far as the shareholders of the Company are concerned.

At the same time, the independent Directors of the Company have also confirmed that the respective aggregate amount of payments involved in the transactions entered into by the Group and each of Shandong Electric Power Hong Yuan Electricity Generation Overhaul Company Limited and Shandong Electric Power Research Institute in 2002 did not exceed an amount representing 3% of the book value of the relevant net tangible assets of the Group for the year. In addition, the Company's auditors, KPMG, have reviewed these transactions in respect of the provision of repairs and maintenance services and technical supervision, assistance and testing services to the Group mentioned above and confirmed to the Board of Directors that:

(i) these transactions had been approved by the Board of Directors;

(ii) these transactions were entered into in accordance with the pricing policies stated in the financial statements of the Company (if any) and the terms of the relevant agreements governing these transactions; and

(iii) the aggregate consideration paid and payable in 2002 in respect of these transactions did not exceeded 3% of the book value of the relevant net tangible assets of the Group of the year 2002.

After the restructuring of the PRC power assets and the changes in the Company's controlling shareholding interest on 1 April 2003, under the Listing Rules, SEPCO ceased to be a connected person of the Company and the above transactions between the Group and SEPCO and its controlled entities did not and in future will not constitute any connected transaction for the Company.

MATERIAL CONTRACT WITH SHANDONG ELECTRIC POWER (GROUP) CORPORATION

On 12 January 1999, SEPCO and the Company entered into a letter of undertaking, pursuant to which SEPCO granted to the Company a right to acquire, develop, construct, own and operate, at the Company's option, any or all future power plants in Shandong Province. In addition, SEPCO agreed not to compete with the Company in relation to the acquisition, development, construction and operation of power plants located outside the service area of the Shandong Provincial Grid, but power generated by which will be supplied to Shandong Province.

IMPORTANT MATTERS - POWER INDUSTRY RESTRUCTURING INVOLVING THE COMPANY

Pursuant to the restructuring proposal of the State-owned power assets, the entire shareholding interest in 2,815,075,430 domestic shares in the Company which was originally held by SEPCO was transferred by way of administrative allocation on 1 April 2003 to China Huadian Corporation. As SEPCO, after the shareholding reallocation, ceases to have any shareholding interest in the Company, it has notified the Company to terminate the above-mentioned letter of undertaking in accordance with the terms thereof. In addition, SEPCO is no longer a connected person of the Company. Accordingly, after the shareholding reallocation as described above, any transactions previously entered into between the Group and SEPCO and/or any of its group members cease to constitute connected transactions of the Company. All transactions that may in future be entered into between the Group and SEPCO and/or its group members will not constitute connected transactions of the Company.

On 7 April 2003, China Huadian Corporation, as the new controlling shareholder of the Company, has agreed and undertaken to the Company that, for so long as China Huadian Corporation retains a controlling shareholding interest in the Company:

(a) the Group is, and will continue to serve as, China Huadian Corporation's primary vehicle for developing power projects and a principal power-generating enterprise, and, in this connection, China Huadian Corporation will support the future business developments of the Group;

(b) the treatment to be received by the Group with respect to the developments of projects and investment opportunities will, subject to the operation of market principles and on normal commercial terms, be more favourable than the treatment received or to be received by other power stations and departments in the Shandong Province and other areas in which China Huadian Corporation has operation;

(c) subject to satisfaction of all applicable government and/or other regulatory requirements and to obtaining any applicable third-party consent, the Group shall, at its option, have a preferential right to acquire, develop, construct, own and/or operate China Huadian Corporation 's interests in all of its power plants and power projects within the Shandong Province or other areas in which China Huadian Corporation has operation; and

(d) China Huadian Corporation will not compete with the Group in relation to acquisition and development of power plants and power projects.

INVESTMENT

On 28 November 2002, the Company jointly invested and established Zhongning Company with Ningxia Yinglite Power (Group) Corporation, Ningxia Power Development & Investment Company Limited and Ningxia Power Construction General Corporation, which are interested in 20%, 45%, 20% and 15% of the registered capital of Zhongning Company respectively. The registered capital of Zhongning Company in the first phase was RMB11.2 million, of which RMB2.24 million was injected by the Company in November 2002 in proportion to the equity interest of 20% held by the Company.

Zhongning Company plans to construct two 330MW generating units and has expansion conditions. The total budgeted cost of the project amounts to approximately RMB2,300 million. The two units are expected to commence commercial operation in 2005 and 2006 respectively. The project proposal has been approved by the State Development and Reform Commission. According to its Articles of Association, Zhongning Company has established the General Meeting of Shareholders, the Board of Directors and the Supervisory Committee. The Board of Directors of Zhongning Company consists of eleven Directors, among which two Directors are appointed by the Company. The Supervisory Committee of Zhongning Company consists of five supervisors, of which the Chairman is appointed by the Company.

Investment in Zhongning Company is the first time for the Company to invest the power projects outside Shandong Province so that the Company can achieve the development strategy to expand to other regions. The Ningxia Power grid is an important part of The Northwest China Power grid and an important basis of the northern channel of electricity transmission from the western region to the eastern region of the PRC. In recent years, the power consumption of Ningxia has greatly increased, which results in more development opportunities for the power generating markets. The investment in Zhongning Company will create more cooperation opportunities for the Company to expand the business in the Ningxia market.

REPURCHASE, SALE OR REDEMPTION OF SECURITIES

During the financial year of 2002, neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of its respective securities (the word "securities" shall have the same meaning as defined in paragraph 1, Part I of Appendix 7 to the Listing Rules).

FINANCIAL SUMMARIES

Summaries of the results and the assets and liabilities of the Group for each of the five years ended 31 December 2002 are set out on page 88.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Group has throughout the year of 2002 complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules.

MATERIAL LITIGATION

The Group was not involved in any material litigation or arbitration during the financial year of 2002. As at 31 December 2002, no litigation or claim of material importance is known to the Directors to be pending or threatened by or against the Group.

PRACTICE NOTE 19

During the financial year of 2002, the Company did not advance any money to any entity which exceeded 25% of the Company's net assets, did not provide any financial assistance or guarantee to affiliated companies which exceeded 25% of the Company's net assets, did not have pledging of shares by the controlling shareholder to secure debts, guarantees or other support of obligations of the Company and did not make any loan agreements imposing specific performance obligations on the controlling shareholder.

DESIGNATED DEPOSITS AND OVERDUE MATERIAL DEPOSITS

As at 31 December 2002, the Group's deposits placed with financial institutions or other parties did not include any designated or trust deposits, or any material deposits which could not be collected upon maturity.

AUDITORS

The Company has not changed its auditors in any of the preceding three years. A resolution for the reappointment of KPMG Huazhen and KPMG as domestic auditors and international auditors of the Company respectively for the financial year ending 31 December 2003 is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board
He Gong
CHAIRMAN

Jinan, Shandong Province,
The People's Republic of China
15 April 2003



To Shareholders,

Since the incorporation of the Company, all the three members of the Supervisory Committee have performed their duties in strict compliance with the Company Law of the People's Republic of China, the Articles of Association of the Company and the relevant laws and regulations of Hong Kong in order to safeguard the interests of shareholders and the Company all along.

The Supervisory Committee had attended the Board of Directors' meetings of the Group and learned about the development and operating situation of the Company during 2002. We are of the opinion that the management has kept its promises and abided by the relevant laws. We believe that the management has made a significant contribution to the Company in respect of its operation, development and production management. The committee considers that the Company's management has been performing its duties in an effective and appropriate manner and in the ultimate interests of its shareholders.

The committee has carefully reviewed the financial statements, directors' report, auditors' report and profit distribution proposal which will be submitted for approval by shareholders at the forthcoming annual general meeting of the Company. We considered that:

1. the Company was operated in compliance with the laws and the procedure for decision making was lawful and the Company has established a complete internal management system in 2002.

2. all members of the Board of Directors and senior management have performed all their duties diligently, and have implemented all the resolutions passed at the general meetings and the Board of Directors meetings in compliance with the Articles of Association of the Company and the relevant laws and regulations without adversely affecting the interests of the shareholders of the Company.

3. the accounts of the Company for the financial year of 2002 were recorded clearly and the information contained was complete, and the figures were reliable which objectively reflected the financial standing and the operating results of the Company and were in compliance with the provisions of the relevant accounting systems. The Supervisory Committee approved the auditors' report of the Company prepared by KPMG without qualification.

The Supervisory Committee will continue to perform its duties and will proceed with its best endeavours to safeguard the interests of the shareholders. The Supervisory Committee is satisfied with the achievements attained by the Group and has confidence in the prospect of the Group.

Feng Lanshui
Chairman of the Supervisory Committee

Jinan, Shandong Province, The People's Republic of China
15 April 2003

DIRECTORS



He Gong, born in June 1943, with university qualification, is a professor-grade senior engineer and is currently the Chairman of the Company, General Manager of China Huadian Corporation and secretary to the party group. Mr. He has worked since 1966 and has 36 years of experience in the industries of electric power generation and management, and electric power infrastructure. Mr. He had worked at Yunnan Hydropower Construction Company, Yunnan Electric Power Bureau, China Three Gorges Project Corporation and the State Power Corporation of China.



Da Hongxing, born in October 1943, is a professor-grade senior engineer and is currently the Vice Chairman of the Company. Mr. Da graduated from Nanjing Industrial College majoring in electricity power generation and distribution. He has 35-year experience in electric power generation, management and securities finance. Mr. Da had worked at Shandong Boshan Power Plant, Shandong Baiyanghe Power Plant, Shandong Shiheng Power Plant and Shandong Electric Power Group Corporation.



Zhu Chongli, born in October 1948, is a senior economist and is currently the Vice Chairman of the Company and the Chairman of Shandong International Trust and Investment Company Limited. Mr Zhu graduated from Shandong University majoring in economics. He has 30-year experience in macroeconomics, trust and investment management. Mr Zhu had worked in the Planning Committee of Shandong Province, Commanding Office for Ying Huang Ji Qing Project of Shandong Province and Shandong Electric Power Group Corporation.



Chen Jianhua, born in May 1960, is a senior engineer and is currently a Director and the General Manager of the Company. Mr Chen graduated from Shandong University of Technology. He has 21-year experience in electric power generation, operating management and securities finance. Before joining the Company, Mr Chen had worked at Qingdao Plant and Shandong Electric Power Group Corporation.



Tian Peiting, born in July 1945, is a professor-grade senior engineer and is currently a Director of the Company. Mr Tian graduated from Hua Zhong Industrial College. He has 34-year experience in electric power infrastructure, management and securities finance. Before joining the Company, Mr Tian had worked at Shandong Electric and Construction No. 2 Division , Shandong No. 3 Electric and Construction Company, Shandong Nuclear Power Engineering Company, Shandong No. 1 Electric and Construction Company, Shandong Electric Science Research Institute and Shandong Electric Power Group Corporation.



Peng Xingyu, born in February 1962, with master degree, is a senior accountant and is currently a Director of the Company and the Head of Finance and Assets Department of China Huadian Corporation. Mr Peng graduated from Hunan Changsha Electric Power School and commenced to work in 1981. He has 22-year experience in the industries of electric power generation and management, asset management. Mr Peng had worked at Huazhong Electric Power Bureau, China Huazhong Electric Power Group Company and Hubei Electric Power Company.



Zhang Bingju, born in November 1958, is a senior accountant and is currently a Director of the Company and the Deputy Supervisor of the Production and Operation Department of China Huadian Corporation. Mr Zhang commenced to work in 1984 and had worked at the Finance Division, Operation Department, Operation and Sales Department and Power Supply Operation Department of Shandong Electric Power Group Corporation and the Operation and Sales Department of Power Supply and Maintenance Company. He has 20-year experience in electric power operation and management.



Wang Yingli, born in September 1961, with university qualification, is a senior engineer and is currently a Director of the Company, the Deputy General Manager of Shandong International Trust and Investment Corporation. Ms Wang commenced to work in 1981. Ms Wang has over 20 years of experience in the business of macroeconomics, trust and investment management. Ms. Wang had worked at Shandong University and Shandong International Trust and Investment Company Limited.



Lin Mingshan, born in May 1963, is a senior engineer and is currently a Director of the Company and the General manager of Shandong Luneng Development (Group) Company Limited. Mr Lin graduated from Shandong University of Technology. He has 21-year experience in electric power generation and management. Mr Lin had worked at Shandong Longkou Power Plant, Shandong Laiwu Power Plant and Shandong Zouxian Power Plant.



Wang Guisheng, born in December 1949, graduated from Liaocheng College of Shandong Teachers' University. He is currently a Director of the Company and the general manager of Zaozhuang City Infrastructure Investment Company. Mr. Wang commenced to worked in 1971 and had worked at Taierzhuang District of Zaozhuang City, Party School of City Committee of Zaozhuang City, Office of Shandong Province Committee, Shanting District Committee of Zaozhuang City, Zhaozhuang City Civil Administration Bureau, Zaozhuang City Planning Committee and Zaozhuang City Infrastructure Investment Company. He has 30-year experience in energy, education and marco-economic management.



Ding Changhao, born in July 1931, graduated from the Electrical Machinery Faculty of Nanjing Jinling University and is a professor at the Shandong University of Technology. He is currently an independent Director of the Company. In addition, Mr Ding has been appointed as a director of the China Engineering Education Research Institute, Deputy Head of the Shandong Electrical Machinery Engineering Institute and an Executive Director of the Jinan City Science and Technology Learning Institute.



Kung Shaindow, born in March 1934, received a Doctorate degree in botany from the University of Toronto, Canada, and is a professor of the University of Science and Technology in Hong Kong. He is currently an independent Director of the Company. Mr Kung had worked at the University of California, Los Angeles and the University of Maryland, Baltimore County. In 1991, Mr Kung was appointed as the Dean of the School of Science in the University of Science and Technology in Hong Kong and the Vice-President of the University of Science and Technology in Hong Kong.

SUPERVISORS



Feng Lanshui, born in October 1946, graduated from the Shandong Finance Institute, and is currently the Chairman of the supervisory committee of the Company and is a director and the Chief Auditor of Shandong International Trust and Investment Corporation. Mr Feng had worked in the Foreign Trade and Finance and Trade Office of Qihe County in Shandong Province and the Shandong Provincial Planning Committee. He has 31-year experience in finance, monetary, macroeconomic management and trust and investment.



Li Changxu, born in November 1962, with university qualification, is a senior accountant and is currently a member of the Supervisory Committee of the Company, the Deputy Head of the Supervision and Audit Department of China Huadian Corporation. Mr. Li graduated from Shanghai Electric Power College and has nearly 20 years of experience in the industries of electric power generation and management, and auditing. Mr. Li had worked at the Accessory Company of the Ministry of Hydropower, the Audit Bureau of the Ministry of Water Resources and Electric Power, the Audit Bureau of the Audit Department at the Ministry of Energy, the Audit Bureau of the Ministry of Electric Power and the Audit Bureau of the State Power Corporation of China.



Zheng Feixue, born in November 1955, graduated from the Northeast Electricity College studying the power plant and electricity system. She is currently a member of the Supervisory Committee of the Company and the Chairwoman of the Trade Union of the Zouxian Power Plant. Ms Zheng has been with Zouxian Power Plant since 1982, and has acted in various capacities. She has 20-year experience in electricity generation and management.

COMPANY SECRETARY



Zhou Lianqing, born in November 1960, is a senior engineer and graduated from Shandong University of Technology. He is currently the Secretary of the Company. Before joining the Company, Mr Zhou had worked at the Shandong Xindian Power Plant and Shandong Electric Power Group Corporation. He has extensive experience in electric power generation, management, laws and regulations, finance, investors relations and securities management.

SENIOR MANAGEMENT



Ding Huande, born in August 1962, is a senior engineer and is currently the General Manager of the Company. Mr Ding graduated from Shandong University of Technology. He has 20-year experience in electric infrastructure, production and management. Before joining the Company, he had worked at Shandong Huangdao Electric Power Plant, Shandong Qingdao Electric Power Plant and Shandong Linze Electric Power Company Limited.



Zhong Tonglin, born in February 1960, is an engineer and is currently a Deputy General Manager of the Company. Mr Zhong graduated from the Shanghai Electric Power College. He has 20-year experience in electric power infrastructure, design, management and securities finance. Before joining the Company, Mr Zhong had worked at the Shandong Province Electric Power Design Institute, the Shandong Electric Power Infrastructure Company, Shandong No. 3 Electric and Construction Company and Shandong Electric Power Group Corporation.



Wang Wenqi, born in March 1963, is a senior engineer and is currently a Deputy General Manager of the Company. Mr Wang graduated from Shandong University of Technology studying electrical machanics. He has nearly 20-year experience in electric power examination, research management and securities finance. Before joining the Company, Mr. Wang had worked at the Shandong Electric Power Science and Research Institute and Shandong Electric Power Group Corporation.



Zhu Fangxin, born in October 1951, graduated from the Shandong Province School of Finance and Accounting. He is currently the Chief Accountant and Chief Supervisor of Financial Affairs of the Company. Before joining the Company, Mr Zhu had worked in the finance department of the Shandong Electric Power Bureau, the General Services Company of Shandong Electric Power Bureau, Shandong Luneng Development (Group) Company Limited, Shandong Electric Power Group Corporation and Shandong Luneng Electric Power Fuel Company Limited. He has nearly 30-year experience in financial management and securities finance.

Legal address	14 Jingsan Road Jinan, Shandong Province The People's Republic of China
Authorized representative	Chen Jianhua Zhou Lianqing
Company secretary	Zhou Lianqing
Hong Kong share registrar and transfer office	Hong Kong Registrars Limited 17th Floor Hopewell Centre 183 Queen's Road East Hong Kong
Auditors	KPMG Certified Public Accountants 8th Floor, Prince's Building Central Hong Kong
Legal advisers to the Company as to Hong Kong law and United States law	Baker & McKenzie 14th Floor, Hutchison House 10 Harcourt Road Central Hong Kong
as to PRC law	Haiwen & Partners Room 1711, Beijing Silver Tower No. 2 Dong San Huan North Road Chao Yang District Beijing The People's Republic of China

Company Publications

The Company's interim and annual reports were published in September and April respectively. Copies of the interim and annual reports will be available at:

PRC	Shandong International Power Development Company Limited 14 Jingsan Road Jinan, Shandong Province The People's Republic of China Tel: (86531) 603-5467 Fax: (86531) 603-5469
Hong Kong	Wonderful Sky Public Relations and Financial Consultant Company Limited Unit 3103, 31/F., Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong Tel: (00852) 2851-1038 Fax: (00852) 2815-1352

Report of International Auditors

To the shareholders of Shandong International Power Development Company Limited
(Established in The People's Republic of China with limited liability)

We have audited the financial statements on pages 41 to 87 which have been prepared in accordance with International Financial Reporting Standards.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's and the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the company and of the group as at 31 December 2002 and of the group's profit and cash flows for the year then ended and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 15 April 2003

	Note	2002 RMB'000	2001 RMB'000
Turnover	4	7,808,238	7,142,341
Operating expenses			
Coal consumption		(2,766,853)	(2,096,585)
Depreciation and amortisation		(1,224,257)	(1,049,819)
Major overhaul expenses		(321,377)	(288,593)
Repairs and maintenance		(226,473)	(190,448)
Personnel costs	5	(390,847)	(333,817)
Selling and administration expenses		(462,172)	(418,834)
Sales related taxes	6	(89,538)	(85,276)
Other operating expenses		(241,038)	(114,962)
		(5,722,555)	(4,578,334)
Operating profit	7	2,085,683	2,564,007
Other income	8	126,282	3,869
Net finance costs	9	(490,266)	(511,712)
Non-operating expenses (net)		(2,287)	(1,960)
Profit from ordinary activities before taxation		1,719,412	2,054,204
Taxation	12(a)	(541,855)	(674,648)
Profit from ordinary activities after taxation		1,177,557	1,379,556
Minority interests		4,140	(59)
Profit attributable to shareholders	30(a)	1,181,697	1,379,497
Basic earnings per share	14	RMB0.225	RMB0.262

The notes on pages 48 to 87 form part of these financial statements.

Consolidated Statement of Recognised Gains and Losses

For the year ended 31 December 2002
(Expressed in Renminbi)

There was no gain or loss recognised directly in equity during the years ended 31 December 2002 and 2001.

The notes on pages 48 to 87 form part of these financial statements.

As at 31 st December 2002
(Expressed in Renminbi)

	Note	2002 RMB'000	2001 RMB'000
Non-current assets			
Property, plant and equipment	15	**15,319,303**	13,722,741
Construction in progress	16	**1,363,657**	986,831
Lease prepayments	17	**378,185**	245,550
Intangible assets	18	**44,536**	41,565
Interest in an associate	20	**2,240**	—
Investments	22	**133,039**	133,039
Deferred tax assets	29	**32,248**	—
Deposits and prepayments	23	—	213,820
		17,273,208	15,343,546
Current assets			
Inventories	24	**268,373**	150,584
Deposits, other debtors and prepayments		**86,895**	140,735
Tax recoverable	12(b)	—	1,438
Trade receivables	25	**472,708**	429,760
Fixed deposits maturing over three months		**10,455**	16,338
Cash and cash equivalents	26	**1,045,402**	2,511,024
		1,883,833	3,249,879
Current liabilities			
Bank loans	27(a)	**477,121**	1,536,953
Current portion of long term loans from shareholder	27(b)	**87,794**	262,207
Current portion of state loan	27(c)	**14,594**	125,996
Current portion of long term other loans	27(d)	**10,534**	27,765
Trade creditors	28	**207,355**	176,449
Other creditors and accruals		**719,539**	547,808
Tax payable	12(b)	**169,029**	195,794
		1,685,966	2,872,972
Net current assets		**197,867**	376,907
Total assets less current liabilities carried forward		**17,471,075**	15,720,453

CONSOLIDATED BALANCE SHEET

As at 31 st December 2002
(Expressed in Renminbi)

	Note	2002 RMB'000	2001 RMB'000
Total assets less current liabilities brought forward		17,471,075	15,720,453
Long term liabilities			
Bank loans	27(a)	7,356,595	4,507,960
Loans from shareholder	27(b)	610,000	600,587
State loan	27(c)	97,063	1,714,555
Other loans	27(d)	676,530	522,558
Deferred tax liabilities	29	181,109	169,083
		8,921,297	7,514,743
Net assets		8,549,778	8,205,710
Equity			
Share capital	30	5,256,084	5,256,084
Capital reserve	30	778,040	778,040
Statutory common reserve	30	656,766	537,457
Statutory common welfare fund	30	289,979	230,324
Retained profits	30	1,401,761	1,397,684
		8,382,630	8,199,589
Minority interests		167,148	6,121
Total equity and minority interests		8,549,778	8,205,710

Approved and authorised for issue by the Board of Directors on

He Gong — *Chairman*

Chen Jianhua — *Director*

The notes on pages 48 to 87 form part of these financial statements.

Balance Sheet

As at 31 st December 2002
(Expressed in Renminbi)

	Note	2002 RMB'000	2001 RMB'000
Non-current assets			
Property, plant and equipment	15	**12,270,509**	11,853,217
Construction in progress	16	**514,242**	979,550
Lease prepayments	17	**195,275**	172,843
Intangible assets	18	**52,161**	55,514
Interest in subsidiaries	19	**1,226,102**	117,771
Interest in an associate	20	**2,240**	—
Interest in jointly controlled entities	21	**233,301**	233,301
Investments	22	**130,339**	130,339
Deferred tax assets	29	**17,864**	—
Deposits and prepayments	23	**—**	139,620
		14,642,033	13,682,155
Current assets			
Inventories	24	**197,409**	121,475
Deposits, other debtors and prepayments		**42,995**	67,093
Trade receivables	25	**326,087**	372,323
Fixed deposits maturing over three months		**10,455**	16,338
Cash and cash equivalents	26	**798,941**	2,373,140
		1,375,887	2,950,369
Current liabilities			
Bank loans	27(a)	**—**	870,000
Current portion of long term loans from shareholder	27(b)	**—**	180,470
Current portion of state loan	27(c)	**14,594**	125,996
Trade creditors	28	**149,813**	154,560
Other creditors and accruals		**350,055**	491,473
Tax payable	12(b)	**138,935**	190,724
		653,397	2,013,223
Net current assets		**722,490**	937,146
Total assets less current liabilities carried forward		**15,364,523**	14,619,301

Balance Sheet

As at 31 st December 2002
(Expressed in Renminbi)

	Note	2002 RMB'000	2001 RMB'000
Total assets less current liabilities brought forward		**15,364,523**	14,619,301
Long term liabilities			
Bank loans	27(a)	**6,525,593**	4,271,410
Loans from shareholder	27(b)	**610,000**	594,530
State loan	27(c)	**97,063**	1,714,555
Deferred tax liabilities	29	**—**	2,403
		7,232,656	6,582,898
Net assets		**8,131,867**	8,036,403
Equity			
Share capital	30	**5,256,084**	5,256,084
Capital reserve	30	**778,040**	778,040
Statutory common reserve	30	**656,766**	537,457
Statutory common welfare fund	30	**289,979**	230,324
Retained profits	30	**1,150,998**	1,234,498
		8,131,867	8,036,403

Approved and authorised for issue by the Board of Directors on

He Gong — *Chairman*

Chen Jianhua — *Director*

The notes on pages 48 to 87 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2002
(Expressed in Renminbi)

	Note	2002 RMB'000	2001 RMB'000
Operating activities			
Cash receipts from customers		7,804,789	6,868,939
Cash paid to suppliers and employees		(4,379,934)	(3,768,433)
Cash generated from operations		3,424,855	3,100,506
Interest paid		(570,874)	(705,245)
Enterprise income tax paid		(587,404)	(789,339)
Net cash from operating activities		2,266,577	1,605,922
Investing activities			
Proceeds from sale of property, plant and equipment		3,072	40,057
Interest received		11,807	150,578
Acquisition of investments		—	(133,039)
Acquisition of an associate		(2,240)	—
Acquisition of subsidiaries, net of cash acquired	33	296,732	—
Deposits and prepayments paid		—	(213,820)
Acquisition of property, plant and equipment and construction in progress		(2,397,223)	(1,102,609)
Lease prepayments paid		(107,480)	(1,574)
Maturity of fixed deposits maturing over 3 months		5,883	1,859,029
Net cash (used in)/from investing activities		(2,189,449)	598,622
Financing activities			
Proceeds from borrowings		4,435,903	2,495,126
Repayment of borrowings		(4,979,997)	(2,153,890)
Dividends paid		(998,656)	(1,608,362)
Net cash used in financing activities		(1,542,750)	(1,267,126)
Net (decrease)/increase in cash and cash equivalents		(1,465,622)	937,418
Cash and cash equivalents at beginning of the year		2,511,024	1,573,606
Cash and cash equivalents at end of the year	26	1,045,402	2,511,024

The notes on pages 48 to 87 form part of these financial statements.

(Expressed in Renminbi)

1 BACKGROUND OF THE COMPANY

Shandong International Power Development Company Limited (the "Company") was established in the People's Republic of China (the "PRC") on 28 June 1994 as a joint stock limited company.

The Company owns and operates three power plants, namely Zouxian Power Plant, Shiliquan Power Plant and Laicheng Power Plant. The Company and its subsidiaries (the "Group") and jointly controlled entities are principally engaged in the generation of electricity and heat. All electricity generated is fed into the Shandong Provincial Grid operated by Shandong Electric Power (Group) Corporation ("SEPCO"), which determines to whom the electricity is sold.

2 SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in the preparation of the financial statements are set out below:

(a) Statement of compliance and basis of preparation

(i) Statement of compliance

The financial statements of the Company and the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board ("IASB"). IFRS includes International Accounting Standards ("IAS") and related interpretations.

These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

(ii) Basis of preparation

The financial statements are prepared on the historical cost basis. The accounting policies have been consistently applied by the Group and are consistent with those used in the previous year.

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(Expressed in Renminbi)

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(b) Basis of consolidation

(i) Subsidiaries

Subsidiaries are those enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Investments in subsidiaries are stated in the Company's balance sheet at cost less impairment losses (see note 2(f)).

(ii) Associate

Associate is an enterprise in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of the associate on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

Investment in an associate is stated in the Company's balance sheet at cost less impairment losses (see note 2(f)).

(iii) Jointly controlled entities

Jointly controlled entities are enterprises over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group's proportionate share of the enterprises' assets, liabilities, revenue and expenses with items of a similar nature on a line by line basis, from the date that joint control effectively commences until the date that joint control effectively ceases.

Investments in jointly controlled entities are stated in the Company's balance sheet at cost less impairment losses (see note 2(f)).

(iv) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Any unrealised gains arising from transactions with jointly controlled entities and associate are eliminated to the extent of the Group's interest in the entity. Any unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(Expressed in Renminbi)

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(c) Intangible assets

(i) Goodwill

Goodwill arising on an acquisition represents the excess of the cost of acquisition over the fair value of the net identifiable assets acquired. Goodwill is stated at cost less accumulated amortisation and any impairment losses (see note 2(f)). Amortisation is charged to the income statement from the date of initial recognition on a straight-line basis over the time during which the benefits are expected to be consumed, subject to a maximum of 20 years.

(ii) Negative goodwill

Negative goodwill arising on an acquisition represents the excess of the fair value of the net identifiable assets acquired over the cost of acquisition.

Negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the income statement over the weighted average useful life of those assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the income statement.

The carrying amount of negative goodwill is deducted from the carrying amount of intangible assets.

(d) Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses (see note 2(f)).

Depreciation is provided to write off the cost of property, plant and equipment on a straight-line basis over their anticipated useful lives or over their remaining useful lives, being their anticipated useful lives less the period they have been in use prior to their acquisition by the Group, after taking into account their estimated residual values. The anticipated or remaining useful lives used are as follows:

Buildings	15 - 25 years
Generators and related machinery and equipment	10 - 20 years
Motor vehicles, furniture, fixtures, equipment and others	4 - 10 years

(Expressed in Renminbi)

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(e) Construction in progress

Construction in progress is stated at cost, which comprises construction expenditure, including interest costs and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest costs during the construction period, and the cost of related equipment, less any impairment losses (see note 2(f)).

Upon completion and commissioning for operation, the costs are transferred to property, plant and equipment and depreciation will be provided at the appropriate rates specified in note 2(d) above. A generator is considered to be completed and commissioned when the trial run period ends.

(f) Impairment

The carrying amounts of assets, other than inventories (see note 2(h)), financial assets (see note 2(j)) and deferred tax assets (see note 2(n)), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised when the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(g) Lease prepayments

Lease prepayments represent land use rights paid to the PRC's Land Bureau. Land use rights are carried at cost and amortised on a straight-line basis over the respective periods of the rights which range from 15 years to 70 years.

(Expressed in Renminbi)

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(h) Inventories

Inventories, comprising coal, fuel oil, materials, components and spare parts for consumption by the power plants, are stated at cost, less provision for obsolescence. Cost includes cost of purchase and, where applicable, transportation cost and handling fee. The cost of coal and fuel oil is calculated on the weighted average basis. The cost of materials, components and spare parts is calculated on the first-in-first-out basis.

(i) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and deposits with banks and other financial institutions with an initial term of less than three months.

(j) Financial assets and liabilities

(i) Financial assets

Investments

Investments, representing unlisted equity securities, are classified as being available-for-sale and are stated at cost less provision for any impairment losses. A provision is made where, in the opinion of management, there is an impairment in the value of an investment.

Other financial assets

Adjustments are made for other financial assets if their carrying amount exceeds the value realisable in the foreseeable future.

(ii) Financial liabilities

Financial liabilities are stated at their carrying amounts.

(k) Revenue recognition

(i) Electricity income

Electricity income is recognised when electricity is supplied to the power grid operated by SEPCO.

(ii) Heat income

Heat income is recognised when heat is supplied to customers.

(Expressed in Renminbi)

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(l) Major overhauls, repairs,and maintenance

Expenditure on major overhauls, repairs and maintenance is charged to the income statement as it is incurred.

(m) Translation of foreign currencies

Foreign currency transactions are translated into Renminbi at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the rates of exchange ruling at the balance sheet date.

Foreign currency translation differences relating to funds borrowed to finance construction in progress, to the extent that they are regarded as an adjustment to interest costs, are capitalised during the construction period. All other exchange differences are dealt with in the income statement.

(n) Taxation

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided, using the balance sheet liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and credits can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(o) Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

(Expressed in Renminbi)

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(p) Borrowing costs

Borrowing costs are expensed in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(q) Operating leases

Payments made under operating leases are charged to the income statement on a straight-line basis over the terms of the lease.

(r) Retirement plan

The contributions payable under the Group's retirement plans are charged to the income statement as incurred.

(s) Research and development costs

Research and development costs are recognised as expenses in the period in which they are incurred.

(t) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence.

(u) Dividends

Dividends are recognised as a liability in the period in which they are declared.

3 SEGMENT REPORTING

The Group and its jointly controlled entities' profits are almost entirely attributable to the generation and sale of electricity in Shandong Province, the PRC. Accordingly, no segmental analysis is provided.

(Expressed in Renminbi)

4 TURNOVER

Turnover represents the sale of electricity and heat, net of value added tax ("VAT"). Major components of the Group's turnover is as follows:

	2002 *RMB'000*	2001 *RMB'000*
Sale of electricity to SEPCO	**7,688,975**	7,142,341
Sale of heat	**119,263**	—
	7,808,238	7,142,341

An Offtake Contract in respect of sale of electricity to SEPCO was entered into between the Company and SEPCO on 12 January 1999 for a term of 20 years. The Offtake Contract is automatically extended for successive terms of 10 years unless either of the parties gives notice to terminate on the occurrence of certain events specified in the Offtake Contract.

Pursuant to the terms of the Offtake Contract, SEPCO is required to purchase from the Group and its jointly controlled entities a minimum net generation of electricity annually ("Annual Minimum Net Generation"). Such minimum offtake obligations apply pro-rata in respect of periods of less than one calendar year.

A tariff formula for calculating the on-grid electricity price based on the Annual Minimum Net Generation for electricity generated by the power plants is set out in the Offtake Contract. However, any adjustment to the on-grid electricity price is subject to the approval of the relevant government authorities.

5 PERSONNEL COSTS

	2002 *RMB'000*	2001 *RMB'000*
Wages and staff welfare	**271,670**	221,591
Retirement costs (see note 32)	**63,751**	41,135
Other staff costs	**55,426**	61,332
Loss on disposal of staff quarters	—	9,759
	390,847	333,817

(Expressed in Renminbi)

6 SALES RELATED TAXES

Sales related taxes represent city maintenance and construction tax and education surcharge, which are calculated at 7% and 3%, respectively, of net VAT payable.

7 OPERATING PROFIT

Operating profit is arrived at after charging:

	2002 *RMB'000*	2001 *RMB'000*
Auditors' remuneration	3,143	3,143
Amortisation of intangible assets and lease prepayments	19,363	13,257
Cost of inventories	2,909,354	2,197,967
Depreciation	1,204,894	1,036,562
Loss on disposal of property, plant and equipment	83,538	-
Operating lease charges in respect of land and buildings	31,382	31,408
Research and development costs	17,056	41,888

8 OTHER INCOME

Other income for the year ended 31 December 2002 includes a net gain of RMB116,037,000 arising from the early repayment of a part of the state loan (see note 27(c)).

9 NET FINANCE COSTS

	2002 *RMB'000*	2001 *RMB'000*
Interest on bank advances and other loans repayable within five years	541,089	492,120
Interest on other loans repayable after five years	11,004	148,650
Less: Interest capitalised	(50,020)	(9,366)
	502,073	631,404
Less: Interest income	(11,807)	(119,692)
	490,266	511,712

The interest costs have been capitalised at a rate of 5.68% per annum (2001: 5.76%) for construction in progress.

(Expressed in Renminbi)

10 DIRECTORS' AND SUPERVISORS' EMOLUMENTS

	2002	2001
	RMB'000	*RMB'000*
Directors' and supervisors' fees	**—**	—
Salaries, allowances and benefits in kind	**277**	338
Retirement benefits	**63**	52
Bonuses	**341**	235
	681	625

Salaries and other benefits paid to non-executive Directors and independent non-executive Directors amounted to RMBNil and RMB105,000 respectively (2001: RMBNil and RMB160,000 respectively).

11 INDIVIDUALS WITH HIGHEST EMOLUMENTS

Of the five individuals with the highest emoluments, two (2001: four) are Directors whose emoluments are disclosed in note 10. The aggregate of the emoluments of the remaining three highest paid individuals (2001: one) is as follows:

	2002	2001
	RMB'000	*RMB'000*
Salaries and other emoluments	**132**	39
Retirement benefits	**50**	12
Bonuses	**256**	53
	438	104

(Expressed in Renminbi)

12 TAXATION

(a) Taxation in the consolidated income statement represents:

	2002 RMB'000	2001 RMB'000
Current tax expense		
Charge for PRC enterprise income tax for the year	551,717	660,534
Under-provision in respect of prior year	10,360	2,192
	562,077	662,726
Deferred tax expense		
Origination and reversal of temporary differences (note 29)	(20,222)	11,922
Total income tax expense in the consolidated income statement	541,855	674,648

Reconciliation of effective tax rate:

	2002 RMB'000	2001 RMB'000
Profit before taxation	1,719,412	2,054,204
Applicable tax rate (note (i))	33%	33%
Computed tax using the applicable tax rate	567,406	677,887
Add: Tax credit for capital expenditure (note (ii))	(29,781)	—
Non-deductible sundry items	6,315	3,679
Under-provision in respect of previous years	10,360	2,192
Less: Non-taxable sundry items	(12,445)	(9,110)
	541,855	674,648

(Expressed in Renminbi)

12 TAXATION *(Continued)*

(a) Taxation in the consolidated income statement represents: *(Continued)*

Notes:

(i) The charge for PRC enterprise income tax is calculated at the rate of 33% (2001: 33%) on the estimated assessable profits of the year determined in accordance with relevant enterprise income tax rules and regulations. The Group did not carry on business overseas and therefore no provision has been made for overseas profits tax.

(ii) Pursuant to the document "Cai Shui Zi (1999) No. 290" issued by the Ministry of Finance and the State Administration of Taxation of the PRC on 8 December 1999, the Company was entitled to an income tax credit of RMB29,781,000 during the year which is determined based on a percentage of the purchased amount of equipment produced in the PRC for technological improvements.

(b) Taxation in the balance sheets represents:

	The Group		The Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Charge for PRC enterprise income tax for the year	**551,717**	660,534	**506,332**	625,336
Balance of PRC enterprise income tax provision relating to prior years	**10,000**	—	**10,000**	—
Payments made relating to the current year	**(392,688)**	(466,178)	**(377,397)**	(434,612)
PRC enterprise income tax payable (net)	**169,029**	194,356	**138,935**	190,724
Representing:				
Tax payable	**169,029**	195,794	**138,935**	190,724
Tax recoverable	—	(1,438)	—	—
	169,029	194,356	**138,935**	190,724

(Expressed in Renminbi)

13 DIVIDENDS

(a) These dividends have not been provided for in the financial statements:

	2002 *RMB'000*	2001 *RMB'000*
Final dividend proposed of RMB0.036 per share (2001: RMB0.17)	189,219	893,534

Pursuant to a resolution passed at the Directors' meeting held on 15 April 2003, a final dividend of RMB0.036 per share totalling RMB189,219,000 will be payable to shareholders, subject to the approval of the shareholders at the coming Annual General Meeting.

(b) Dividends paid during the year are as follows:

	2002 *RMB'000*	2001 *RMB'000*
Interim dividend of RMB0.02 per share for the year ended 31 December 2002 (2001: RMB0.02)	105,122	105,122
Special interim dividend of RMB0.228 per share in respect of the year ended 31 December 2000, declared during 2001	—	1,198,387
Final dividend of RMB0.17 per share for the year ended 31 December 2001 (2000: RMB0.058)	893,534	304,853
	998,656	1,608,362

14 EARNINGS PER SHARE

(a) Basic

The calculation of basic earnings per share is based on the profit attributable to shareholders of the Company for the year ended 31 December 2002 of RMB1,181,697,000 (2001: RMB1,379,497,000) and the weighted average number of shares in issue during the year ended 31 December 2002 of 5,256,084,200 (2001: 5,256,084,200).

(b) Diluted

There were no dilutive potential ordinary shares in existence during the years ended 31 December 2002 and 2001.

(Expressed in Renminbi)

15 PROPERTY, PLANT AND EQUIPMENT

(a) The Group

	Buildings	Generators and related machinery equipment	Motor vehicles, furniture, fixtures, and equipment and others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Cost:				
At 1 January 2002	4,003,838	13,997,533	399,775	18,401,146
Through acquisition of subsidiaries	285,827	401,210	22,634	709,671
Additions	47,809	16,112	11,456	75,377
Transferred from construction in progress (note 16)	645,814	1,410,270	46,934	2,103,018
Disposals	(21,969)	(190,181)	(4,931)	(217,081)
At 31 December 2002	4,961,319	15,634,944	475,868	21,072,131
Accumulated depreciation:				
At 1 January 2002	997,972	3,586,471	93,962	4,678,405
Charge for the year	230,905	900,156	73,833	1,204,894
Written back on disposal	(12,234)	(115,741)	(2,496)	(130,471)
At 31 December 2002	1,216,643	4,370,886	165,299	5,752,828
Net book value:				
At 31 December 2002	3,744,676	11,264,058	310,569	15,319,303
At 31 December 2001	3,005,866	10,411,062	305,813	13,722,741

(Expressed in Renminbi)

15 PROPERTY, PLANT AND EQUIPMENT *(Continued)*

(b) The Company

	Buildings	Generators and related machinery and equipment	Motor vehicles, furniture, fixtures, and equipment and others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Cost:				
At 1 January 2002	3,291,732	12,504,551	357,727	16,154,010
Additions	42,652	6,369	6,380	55,401
Transferred from construction in progress (note 16)	469,508	907,250	30,082	1,406,840
Disposals	(20,209)	(163,778)	—	(183,987)
At 31 December 2002	3,783,683	13,254,392	394,189	17,432,264
Accumulated depreciation:				
At 1 January 2002	884,044	3,342,375	74,374	4,300,793
Charge for the year	162,507	746,233	59,549	968,289
Written back on disposal	(10,378)	(96,949)	—	(107,327)
At 31 December 2002	1,036,173	3,991,659	133,923	5,161,755
Net book value:				
At 31 December 2002	2,747,510	9,262,733	260,266	12,270,509
At 31 December 2001	2,407,688	9,162,176	283,353	11,853,217

(c) All of the Group's buildings are located in the PRC.

(d) In 2002, the Group carried out technological upgrade projects to increase the installed capacity of certain generators. As a result, certain equipment was replaced and disposed of during the year. The loss on disposal in this connection amounting to RMB84 million was included in "other operating expenses".

(Expressed in Renminbi)

16 CONSTRUCTION IN PROGRESS

	The Group		The Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Balance at 1 January	**986,831**	386,427	**979,550**	382,491
Through acquisition of subsidiaries	**107,978**	—	—	—
Additions	**2,371,866**	1,109,834	**941,532**	1,077,866
Transferred to property, plant and equipment (note 15)	**(2,103,018)**	(509,430)	**(1,406,840)**	(480,807)
Balance at 31 December	**1,363,657**	986,831	**514,242**	979,550

Construction in progress comprises:

	The Group		The Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Development of power plants	**1,153,689**	887,069	**321,693**	887,069
Improvement project	**209,968**	99,762	**192,549**	92,481
	1,363,657	986,831	**514,242**	979,550

Details of the Group's power plants development projects are as follows:

	Installed capacity	**Budgeted construction cost** *RMB million*	**Anticipated year of completion**
The fourth generating unit at Laicheng Power Plant	1 x 300MW	1,154	2003
The first and second generating units at Tengzhou Power Plant	2 x 135MW	993	2003
The third and fourth generating units at Zibo Power Plant	2 x 135MW	906	2003

(Expressed in Renminbi)

17 LEASE PREPAYMENTS

Lease prepayments represent land use rights paid to the PRC's land bureau.

At 31 December 2002, land use right certificates in respect of certain property of the Group with an aggregate net book value of RMB170,984,000 (2001: RMB120,433,000) had not yet been obtained, however management of the Group believe that such certificates will ultimately be obtained.

18 INTANGIBLE ASSETS

(a) The Group

	Goodwill *RMB'000*	Negative goodwill *RMB'000*	Total *RMB'000*
Cost:			
At 1 January 2002	58,667	(10,998)	47,669
Arising from acquisition of a subsidiary	6,506	—	6,506
At 31 December 2002	65,173	(10,998)	54,175
Accumulated amortisation:			
At 1 January 2002	7,937	(1,833)	6,104
Amortisation charge for the year	4,268	(733)	3,535
At 31 December 2002	12,205	(2,566)	9,639
Carrying amount:			
At 31 December 2002	52,968	(8,432)	44,536
At 31 December 2001	50,730	(9,165)	41,565

(Expressed in Renminbi)

18 INTANGIBLE ASSETS *(Continued)*

(b) The Company

	Goodwill
	RMB'000
Cost:	
At 1 January 2002 and 31 December 2002	60,330
Accumulated amortisation:	
At 1 January 2002	4,816
Amortisation charge for the year	3,353
At 31 December 2002	8,169
Carrying amount:	
At 31 December 2002	52,161
At 31 December 2001	55,514

Goodwill in the Company's balance sheet was transferred from a subsidiary, which transferred all of the business, including assets and liabilities to the Company and was dissolved at the same time in 2000.

19 INTEREST IN SUBSIDIARIES

	The Company	
	2002	2001
	RMB'000	*RMB'000*
Unlisted equities, at cost	**553,541**	114,121
Amounts due from subsidiaries	**2,561**	3,650
Loans to subsidiaries	**670,000**	—
	1,226,102	117,771

The particulars of subsidiaries, all of which are limited liability companies established and operating in the PRC, at 31 December 2002 are as follows:

(Expressed in Renminbi)

19 INTEREST IN SUBSIDIARIES *(Continued)*

Company	Registered and paid up capital *RMB'000*	Percentage of interest directly held by the Company 2002 %	2001 %	Principal activities
Zibo SIPD Cogeneration Power Company Limited ("Zibo SIPD")	254,800	100	100	Generation and sale of electricity and heat
Shandong Zhangqiu Power Company Limited ("Zhangqiu")	180,000	70	—	Generation and sale of electricity
Shandong Tengzhou Xinyuan Power Company Limited ("Tengzhou")	245,000	54.49	—	Generation and sale of electricity
Zoucheng Lunan Electric Power Technology Development Company Limited	26,047	90	90	Provision of services to Zouxian Power Plant
Zaozhuang Shiliquan Electric Power Industry Company Limited	19,989	90	90	Provision of services to Shiliquan Power Plant

(Expressed in Renminbi)

20 INTEREST IN AN ASSOCIATE

	The Group		The Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted shares, at cost	**—**	—	**2,240**	—
Share of net assets	**2,240**	—	**—**	—
	2,240	—	**2,240**	—

The particulars of the associate, which is a limited liability company established and operating in the PRC, at 31 December 2002 are as follows:

Company	Registered and paid up capital	Percentage of interest directly held by the Company		Principal activities
		2002	2001	
	RMB'000	%	%	
Ningxia Yinglite Zhongning Power Company Limited ("Zhongning")	11,200	20	—	Development of power plant

On 16 August 2002, the Company entered into an agreement with Ningxia Yinglite Power (Group) Corporation, Ningxia Power Development & Investment Company Limited and Ningxia Power Construction General Corporation to invest and establish Zhongning.

According to the agreement, the Company agreed to invest RMB91 million in Zhongning. At 31 December 2002, the Company had invested RMB2,240,000 in Zhongning.

Zhongning plans to develop and construct two 330 MW generating units. The total budgeted cost of this project amounts to RMB2.3 billion and the two generating units are expected to commence commercial operation in 2005 and 2006 respectively.

(Expressed in Renminbi)

21 INTEREST IN JOINTLY CONTROLLED ENTITIES

	The Company	
	2002	2001
	RMB'000	*RMB'000*
Unlisted interests, at cost	233,301	233,301

The particulars of jointly controlled entities, both of which are established in the form of contractual arrangements and operating in the PRC, at 31 December 2002 are as follows:

Company	Percentage of interest directly held by the Company 2002 %	2001 %	Principal activities
Weifang Power Plant Phase I ("Weifang Plant")	30	30	Generation and sale of electricity
Qingdao Power Plant Phase I ("Qingdao Plant")	55	55	Generation and sale of electricity and heat

The two power plants did not have a registered capital at 31 December 2002.

Included in the consolidated financial statements are the following items that represent the Group's interests in the assets and liabilities, revenues and expenses of the jointly controlled entities:

	2002	2001
	RMB'000	*RMB'000*
Non-current assets	1,942,803	1,947,466
Current assets	229,870	262,719
Non-current liabilities	(974,150)	(874,819)
Current liabilities	(634,636)	(851,092)
Net assets	563,887	484,274
Revenue	993,421	923,754
Expenses	(870,414)	(762,212)
	123,007	161,542

(Expressed in Renminbi)

22 INVESTMENTS

	The Group		The Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted equity securities, at cost	**133,039**	133,039	**130,339**	130,339

Investments of the Group and the Company mainly include investment in Shandong Luneng Heze Minerals Development Company Limited ("Heze Minerals") amounting to RMB91,339,000. The principal activities of Heze Minerals are the development and exploration of coalmine and coal-electricity base in Juye coalfield. The Group and Company own 18.4% equity interest in Heze Minerals as at 31 December 2002.

23 DEPOSITS AND PREPAYMENTS

The amount in 2001 represented the deposits and prepayments for the investments and acquisitions of interest in certain subsidiaries. The completion dates in respect of these investments and acquisitions were in January 2002.

24 INVENTORIES

	The Group		The Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Coal	**117,351**	21,314	**87,035**	19,398
Fuel oil	**7,121**	4,781	**2,875**	2,232
Materials, components and spare parts	**143,901**	124,489	**107,499**	99,845
	268,373	150,584	**197,409**	121,475

All the materials, components and spare parts are stated net of a general provision for obsolescence.

(Expressed in Renminbi)

25 TRADE RECEIVABLES

	The Group		The Company	
	2002	2001	2002	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Trade receivables due from SEPCO for the sale of electricity	424,633	429,760	326,087	372,323
Trade receivables due from third parties for the sale of heat	48,075	—	—	—
	472,708	429,760	326,087	372,323

Receivables from SEPCO are due within 30 days from the date of billing. Receivables from third parties are due within 90 days from the date of billing. The amount due from SEPCO was not yet due for payment as at 31 December 2002. The age of trade receivables in respect of the sale of heat is within six months.

26 CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2002	2001	2002	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Cash and bank balances	747,493	2,265,480	501,032	2,127,596
Deposits with banks and other financial institutions	297,909	245,544	297,909	245,544
	1,045,402	2,511,024	798,941	2,373,140

(Expressed in Renminbi)

27 LOANS

(a) Bank loans

	The Group		The Company	
	2002	2001	2002	2001
	RMB'000	RMB'000	RMB'000	RMB'000
Due:				
Within one year				
- short term bank loans	252,815	1,181,675	—	710,000
- current portion of long term bank loans	224,306	355,278	—	160,000
	477,121	1,536,953	—	870,000
Between one and two years	1,356,551	185,950	1,164,873	60,000
Between two to five years	4,161,954	2,756,450	3,548,720	2,645,850
After five years	1,838,090	1,565,560	1,812,000	1,565,560
	7,356,595	4,507,960	6,525,593	4,271,410
	7,833,716	6,044,913	6,525,593	5,141,410

The Group's and the Company's bank loans represent:

	The Group		The Company	
	2002	2001	2002	2001
	RMB'000	RMB'000	RMB'000	RMB'000
Renminbi loans				
Floating interest rates mainly ranging from 5.04% to 6.34% per annum as at 31 December 2002 (2001: 5.58% to 6.83%), with maturities up to 2010	7,140,052	6,044,913	5,863,409	5,144,410
US dollars loans				
Floating interest rate mainly of 3.17% per annum as at 31 December 2002 with maturities up to 2017	693,664	—	662,184	—
	7,833,716	6,044,913	6,525,593	5,144,410

At 31 December 2002, the Group had bank loans totalling RMB312 million (2001: RMB489 million) guaranteed by SEPCO.

(Expressed in Renminbi)

27 LOANS *(Continued)*

(a) Bank loans *(Continued)*

Certain bank loans of a joint venture amounting to RMB16 million (the Group's proportionate share) are secured by mortgages over its certain machinery and equipment with an aggregate carrying value of RMB28 million (the Group's proportionate share) at 31 December 2002.

(b) Loans from shareholder

	The Group		The Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due:				
Within one year	**87,794**	262,207	**—**	180,470
Between one and two years	**—**	197,667	**—**	191,610
Between two to five years	**610,000**	402,920	**610,000**	402,920
	610,000	600,587	**610,000**	594,530
	697,794	862,794	**610,000**	775,000

The loans are borrowed from Shandong International Trust and Investment Corporation ("SITIC") and are unsecured.

The loans are denominated in RMB and bear floating interest rate of 5.76% per annum (2001: 6.21%) with maturities up to 2006.

(Expressed in Renminbi)

27 LOANS (Continued)

(c) State loan

	The Group and the Company	
	2002	2001
	RMB'000	*RMB'000*
Due:		
Within one year	**14,594**	125,996
Between one and two years	**8,444**	130,126
Between two to five years	**29,543**	454,734
After five years	**59,076**	1,129,695
	97,063	1,714,555
	111,657	1,840,551

The State loan is denominated in US dollars and bears floating interest rate of 2.22% per annum (2001: 7.29%), with maturities up to 2012.

The loan is originated from a loan facility of US$310 million granted by the International Bank for Reconstruction and Development (the "World Bank") to the PRC state government pursuant to a loan agreement entered into in 1992, to finance the Zouxian Phase III project. According to the terms of the aforesaid loan agreement, the PRC state government on-lent the loan facility to the Shandong Provincial Government which in turn on-lent it to SEPCO. Pursuant to a notice from the Finance Office of Shandong Province dated 5 August 1997 and as formally agreed by the World Bank, part of the loan facility in the principal amount of US$278.25 million was made available by the Shandong Provincial Government to the Company. The repayment of this loan is guaranteed by SEPCO.

The Group and the Company early repaid part of the state loan amounting to US$208,508,000 (RMB1,725,882,000 in equivalent) in January 2002. Based on the loan repayment notice issued by the PRC state government, the actual amount payable for the settlement of this loan principal was US$194,308,000 (RMB1,609,845,000 in equivalent) after adjustments made by the lender as advised by the PRC state government. A net gain of RMB116,037,000 arising in this connection was included in other income for the year.

(Expressed in Renminbi)

27 LOANS (Continued)

(d) Other loans

	The Group	
	2002	2001
	RMB'000	RMB'000
Due:		
Within one year	10,534	27,765
Between one and two years	10,534	454,282
Between two to five years	639,798	31,514
After five years	26,198	36,762
	676,530	522,558
	687,064	550,323

All of the other loans are denominated in RMB, except for an amount of RMB78,868,000 (2001: RMB94,546,000) which is denominated in US dollars. Details of the interest rates and maturity dates of other loans are as follows:

	The Group	
	2002	2001
	RMB'000	RMB'000
Loans from Qingdao Guo Xin Enterprises Company Limited ("Qingdao Guo Xin"), a joint venture partner of Qingdao Plant		
Floating interest rate of 4.17% per annum (2001: 4.64%) with maturities up to 2010	78,868	94,546
Loans from Jinan Yingda International Trust Investment Company		
Floating interest rates ranging from 5.76 % to 6.21% per annum (2001: 5.91% to 9.12%) with maturities up to 2008	608,196	455,777
	687,064	550,323

At 31 December 2002, other loans totalling RMB443,777,000 (2001: RMB443,777,000) were secured by deposits placed with the lender by SEPCO.

(Expressed in Renminbi)

28 TRADE CREDITORS

Debts are generally due within 30 days from the date of billing. The amounts were not yet due for payment as of 31 December 2002.

29 DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities are attributable to the items detailed in the table below:

The Group:

	Assets		Liabilities		Net	
	2002	2001	**2002**	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Pre-operating expenses	**17,477**	—	**—**	—	**17,477**	—
Provision for inventories and debtors	**20,201**	18,154	**—**	—	**20,201**	18,154
Depreciation of property, plant and equipment	**—**	—	**(134,863)**	(132,118)	**(134,863)**	(132,118)
Fair value adjustment on property, plant and equipment acquired	**—**	—	**(51,757)**	(58,424)	**(51,757)**	(58,424)
Others	**81**	3,305	**—**	—	**81**	3,305
	37,759	21,459	**(186,620)**	(190,542)	**(148,861)**	(169,083)
Set-off within legal tax units and jurisdictions	**(5,511)**	(21,459)	**5,511**	21,459	—	—
Net deferred tax liabilities	**32,248**	-	**(181,109)**	(169,083)	**(148,861)**	(169,083)

(Expressed in Renminbi)

29 DEFERRED TAX ASSETS AND LIABILITIES *(Continued)*

The Company:

	Assets		Liabilities		Net	
	2002	2001	2002	2001	2002	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Pre-operating expenses	3,093	—	—	—	3,093	—
Provision for inventories and debtors	14,771	14,160	—	—	14,771	14,160
Depreciation of property, plant and equipment	—	—	—	(18,573)	—	(18,573)
Others	—	2,010	—	—	—	2,010
	17,864	16,170	—	(18,573)	17,864	(2,403)
Set-off within legal tax units and jurisdictions	—	(16,170)	—	16,170	—	—
Net deferred tax assets/ (liabilities)	17,864	—	—	(2,403)	17,864	(2,403)

There is no significant deferred tax asset or liability not recognised in the financial statements.

(Expressed in Renminbi)

29 DEFERRED TAX ASSETS AND LIABILITIES *(Continued)*

Movements in temporary differences between calculations of certain items for accounting and for taxation purposes are as follows:

The Group:

	Balance at 1 January 2001	Recognised in the 2001 income statement	Balance at 1 January 2002	Recognised in the 2002 income statement	Balance at 31 December 2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Training costs	1,227	(1,227)	—	—	—
Pre-operating expenses	758	(758)	—	17,477	17,477
Provision for inventories and debtors	10,030	8,124	18,154	2,047	20,201
Depreciation of property, plant and equipment	(108,976)	(23,142)	(132,118)	(2,745)	(134,863)
Fair value adjustment on property, plant and equipment acquired	(63,613)	5,189	(58,424)	6,667	(51,757)
Others	3,413	(108)	3,305	(3,224)	81
	(157,161)	(11,922)	(169,083)	20,222	(148,861)
				(note 12(a))	

The Company:

	Balance at 1 January 2001	Recognised in the 2001 income statement	Balance at 1 January 2002	Recognised in the 2002 income statement	Balance at 31 December 2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Pre-operating expenses	—	—	—	3,093	3,093
Provision for inventories and debtors	10,030	4,130	14,160	611	14,771
Depreciation of property, plant and equipment	(19,396)	823	(18,573)	18,573	—
Others	2,010	—	2,010	(2,010)	—
	(7,356)	4,953	(2,403)	20,267	17,864

(Expressed in Renminbi)

30 SHARE CAPITAL AND RESERVES

(a) The Group

	Share capital RMB'000 (note 30(i))	Capital reserve RMB'000 (note 30(ii))	Statutory common reserve RMB'000 (note 30(iii))	Statutory common welfare fund RMB'000 (note 30(iv))	Retained profits RMB'000	Total Shareholders' equity RMB'000
Balance at 1 January 2001	5,256,084	778,040	398,576	160,883	1,834,871	8,428,454
Profit for the year	—	—	—	—	1,379,497	1,379,497
Transfer to statutory reserves	—	—	138,881	69,441	(208,322)	—
Dividends paid	—	—	—	—	(1,608,362)	(1,608,362)
Balance at 31 December 2001	5,256,084	778,040	537,457	230,324	1,397,684	8,199,589
Balance at 1 January 2002	5,256,084	778,040	537,457	230,324	1,397,684	8,199,589
Profit for the year	—	—	—	—	1,181,697	1,181,697
Transfer to statutory reserves	—	—	119,309	59,655	(178,964)	—
Dividends paid	—	—	—	—	(998,656)	(998,656)
Balance at 31 December 2002	5,256,084	778,040	656,766	289,979	1,401,761	8,382,630

(Expressed in Renminbi)

30 SHARE CAPITAL AND RESERVES (Continued)

(b) The Company

	Share capital RMB'000 (note 30(i))	Capital reserve RMB'000 (note 30(ii))	Statutory common reserve RMB'000 (note 30(iii))	Statutory common welfare fund RMB'000 (note 30(iv))	Retained profits RMB'000	Total Shareholders' equity RMB'000
Balance at 1 January 2001	5,256,084	778,040	398,576	160,883	1,773,332	8,366,915
Profit for the year	—	—	—	—	1,277,850	1,277,850
Transfer to statutory reserves	—	—	138,881	69,441	(208,322)	—
Dividends paid	—	—	—	—	(1,608,362)	(1,608,362)
Balance at 31 December 2001	5,256,084	778,040	537,457	230,324	1,234,498	8,036,403
Balance at 1 January 2002	5,256,084	778,040	537,457	230,324	1,234,498	8,036,403
Profit for the year	—	—	—	—	1,094,120	1,094,120
Transfer to statutory reserves	—	—	119,309	59,655	(178,964)	—
Dividends paid	—	—	—	—	(998,656)	(998,656)
Balance at 31 December 2002	5,256,084	778,040	656,766	289,979	1,150,998	8,131,867

(Expressed in Renminbi)

30 SHARE CAPITAL AND RESERVES *(Continued)*

Notes:

(i) The registered capital of the Company comprises 3,825,056,200 domestic shares of RMB1 each (2001: 3,825,056,200) and 1,431,028,000 H shares of Rmb1 each (2001: 1,431,028,000). All shares rank pari passu in all material respects.

(ii) This reserve represents mainly premium received from issuance of shares, less expenses, which are required to be included in this reserve by PRC regulations.

(iii) According to the Company's Articles of Association, the Company is required to transfer at least 10% (at the discretion of the Board of Directors) of its profit after taxation, as determined under PRC accounting rules and regulations, to a statutory common reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

The statutory common reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital. The Directors resolved to transfer 10% (2001: 10%) of the profit for the year ended 31 December 2002 to this reserve on 15 April 2003.

(iv) According to the Company's Articles of Association, the Company is required to transfer 5% to 10% (at the discretion of the Board of Directors) of its profit after taxation, as determined under PRC accounting rules and regulations, to the statutory common welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteens and other staff welfare facilities. This fund is non-distributable other than on the Company's liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders. The Directors resolved to transfer 5% (2001: 5%) of the profit for the year ended 31 December 2002 to the fund on 15 April 2003.

(v) The transfer to the statutory common reserve and statutory common welfare fund from the income statement is subject to approval by shareholders at the coming Annual General Meeting.

(vi) According to the Company's Articles of Association, the retained profits available for distribution are the lower of the amount determined under PRC accounting rules and regulations and the amount determined under IFRS. As of 31 December 2002, the retained profits available for distribution were RMB961,779,000 (2001: 340,964,000), after taking into account the current year's proposed final dividend (see note 13) and the transfer to the statutory common reserve and the statutory common welfare fund according to the Company's Articles of Association.

(vii) The profit attributable to shareholders for 2002 includes a profit of RMB1,094,120,000 (2001: RMB1,277,850,000) which has been dealt with in the financial statements of the Company.

(Expressed in Renminbi)

31 MATERIAL RELATED PARTY TRANSACTIONS

Most of the transactions undertaken by the Group (including its jointly controlled entities) during the year ended 31 December 2002 have been effected with such counterparties and on such terms as have been agreed with SEPCO or entities under its control.

A summary of the recurrent material related party transactions undertaken by the Group during the year is as follows:

	Note	**2002**	2001
		RMB'000	*RMB'000*
Sale of electricity	i	**7,688,975**	7,142,341
Interconnection and despatch management fees	ii	**79,788**	76,185
Repairs and maintenance services	iii	**216,372**	240,681
Purchase of coal, including handling fees	iv	**—**	2,102,879
Coal field management fee	v	**—**	90,408
Design fee, construction costs and equipment cost paid and payable	vi	**554,000**	313,395

The balances due to/(from) related parties, other than balances with SEPCO which have been separately disclosed in note 25, as at 31 December 2002 are as follows:

	Note	**2002**	2001
		RMB'000	*RMB'000*
Shandong Luneng Hengyuan Trading (Group) Company Limited (formerly known as Shandong Luneng Fuel (Group) Company Limited)	iii & iv	**—**	171,117
Shandong Electric Power Hongyuan Electricity Generation Overhaul Company Limited	v	**(6,699)**	(15,079)
Shandong Electric Power No. 1 Construction Engineering Company, Shandong Electric Power No. 2 Construction Engineering Company and Shandong Electric Power No. 3 Construction Engineering Company	vi	**70,104**	57,530

(Expressed in Renminbi)

31 MATERIAL RELATED PARTY TRANSACTIONS *(Continued)*

(i) All sales of electricity were made to SEPCO.

The principal businesses of SEPCO Group are the investment in, and the design, development, construction, operation and maintenance of electric power plants and the Shandong provincial electric power transmission and distribution grid (the "Grid"). SEPCO, as the sole manager and operator of the Grid, is the sole purchaser from power plants connected to the Grid of all electric power transmitted and distributed on the Grid.

As noted in Note 4 on the financial statements, an Offtake Contract was entered into between SEPCO and the Company dated 12 January 1999 in respect of the sales of electricity.

(ii) As SEPCO is the sole manager and operator of the Grid, the power plants in Shandong Province are subject to the unified despatch of SEPCO. Under the Despatch Agreement between SEPCO and the Company dated 31 December 1997, SEPCO and the Company are required to use their respective best efforts to procure that such arrangements apply to the power plants which are or will be indirectly or partially owned by the Company, and/or the entities directly owning such plants. The Company has agreed to pay SEPCO an interconnection fee and a despatch management fee. The interconnection fee is charged at RMB2 per MWh of electricity supplied. The despatch management fee is charged at RMB1 per MWh of electricity generated, except for Shiliquan Power Plant which is charged at RMB1 per MWh of electricity supplied.

(iii) Shandong Electric Power Hongyuan Electricity Generation Overhaul Company Limited, which is controlled by SEPCO, is responsible for the repair and maintenance works, including major overhauls, of the Group. The amount payable is determined on a cost reimbursement basis.

(iv) Shandong Luneng Hengyuan Trading (Group) Company Limited (the "Fuel Supply Company"), a company previously controlled by SEPCO, supplies coal to the Group for power generation. The cost of coal is charged based on the actual purchase price plus a handling fee of 5% of the actual purchase price.

After completion of a reorganisation of the Fuel Supply Company in December 2001, the Fuel Supply Company is no longer a related party of the Group in accordance with International Accounting Standards.

(v) The Fuel Supply Company is also responsible for the daily management of the Group's coal fields. The management fee payable is determined annually in advance with the aim of reimbursing the costs incurred by the Fuel Supply Company in carrying out its duties.

(Expressed in Renminbi)

31 MATERIAL RELATED PARTY TRANSACTIONS *(Continued)*

(vi) Shandong Electric Power No. 1 Construction Engineering Company, a subsidiary of SEPCO, is responsible for the construction of ancillary facilities of Zouxian Power Plant and Shiliquan Power Plant.

The majority of the work on the construction of generating units of the Group, was carried out by Shandong Electric Power No. 1 Construction Engineering Company, Shandong Electric Power No. 2 Construction Engineering Company and Shandong Electric Power No. 3 Construction Engineering Company, all of which are controlled by SEPCO.

The majority of the exploration and design services for the construction of generating units of the Group, was provided by Shandong Electric Power Engineering Consultancy Council, a company controlled by SEPCO.

Details are as follows:

Project	**Contracted design and construction cost**	**Accumulated design and construction costs paid and payable as at 31 December 2002**
	RMB'000	*RMB'000*
The third and the fourth generating units in Laicheng	592,510	511,915
The third and the fourth generating units in Zibo	210,000	114,330
The first and the second generating units in Zhangqiu	55,580	56,287
The first and the second generating units in Tengzhou	203,370	136,027

(vii) Details of the loans secured or guaranteed by SEPCO are set out in note 27(a) to (d).

(Expressed in Renminbi)

32 RETIREMENT PLANS

The Group is required to make contributions to a retirement plan operated by the State at a rate of 20% (2001: 20%) of the total staff salaries. A member of the plan is entitled to receive from the State a pension equal to a fixed proportion of his or her salary prevailing at the retirement date. In addition, the Group established a defined contribution retirement plan, also operated by the State, to supplement the above-mentioned plan. The Group has no obligation to make payments in respect of pension benefits associated with these plans other than the annual contributions described above.

The Group's contribution to these plans amounted to RMB63,751,000 during the year (2001: RMB41,135,000) which was charged to the consolidated income statement.

33 ACQUISITION OF SUBSIDIARIES

During the year, the Group acquired certain subsidiaries. The fair value of assets acquired and liabilities assumed were as follows:

	RMB'000
Property, plant and equipment	709,671
Construction in progress	107,978
Lease prepayments	40,983
Inventories	14,986
Trade debtors	33,258
Deposits, other debtors and prepayments	171,282
Cash and cash equivalents	416,733
Trade creditors	(30,559)
Other creditors and accruals	(280,069)
Loans	(691,781)
Minority interests	(165,167)
Net identifiable assets and liabilities acquired	327,315
Goodwill on acquisition	6,506
Total consideration paid	333,821
Less: Cash and cash equivalents acquired	416,733
Deposits and prepayments paid in 2001	213,820
Net cash inflow during the year	296,732

(Expressed in Renminbi)

34 COMMITMENTS

(i) Capital commitments

The Group (excluding jointly controlled entities) and the Company had capital commitments outstanding at 31 December not provided for in the financial statements as follows:

	The Group		The Company	
	2002	2001	2002	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Contracted for				
- Development of power plants	1,105,868	982,183	500,840	982,183
- Investments	88,720	—	88,720	—
- Improvement projects	71,823	22,498	68,710	22,498
Authorised but not contracted for				
- Development of power plants	742,215	480,638	326,313	480,638
- Investments	—	120,000	—	208,000
- Improvement projects	93,385	135,670	93,075	135,670
	2,102,011	1,740,989	1,077,658	1,828,989

In addition to the above, the Group's proportionate share of the jointly controlled entities' capital expenditure commitments amounted to RMB225,389,000 at 31 December 2002 (2001: RMB239,204,000).

(ii) Operating lease commitments

Pursuant to an agreement entered into with the State, the Company is leasing certain land from the State for a term of 30 years with effect from 1 September 1997. The current annual rental effective from 1 January 2001 to 31 December 2005 is RMB30,178,000. The annual rental will be adjusted every five years thereafter with an upward adjustment of not more than 30% of the previous year's rental.

35 CONTINGENT LIABILITIES

At 31 December 2002, the Company provided guarantees to banks for loans granted to certain subsidiaries amounting to RMB390,000,000 (2001: Nil).

(Expressed in Renminbi)

36 FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS

Financial assets of the Group include cash and cash equivalents, fixed deposits maturing over three months, deposits and other debtors, trade debtors and investments. Financial liabilities of the Group include bank loans, loans from shareholder, state loan, other loans, trade creditors and other creditors and accruals. Accounting policies for financial assets and liabilities are set out in note 2(j). The Group does not hold or issue financial instruments for trading purposes.

(a) Interest rate risks

The interest rates and terms of repayment of the outstanding loans of the Group are disclosed in note 27.

(b) Credit risks

Substantially all of the Group's cash and cash equivalents and fixed deposits maturing over three months are deposited with the four largest state-owned banks of the PRC.

SEPCO is the sole purchaser of electricity supplied by the Group.

No other financial assets carry a significant exposure to credit risk.

(c) Foreign currency risk

The Group has foreign currency risk as certain loans and cash and cash equivalents are denominated in US dollars. Depreciation or appreciation of US dollars against the Renminbi will affect the Group's financial position and results of operations.

(d) Fair value

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of IAS 32 and IAS 39. Fair value estimates, methods and assumptions, set forth below for the Group's financial instruments, are made to comply with the requirements of IAS 32 and IAS 39, and should be read in conjunction with the Group's consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following summarise the major methods and assumptions used in estimating the fair values of the Group's financial instruments.

(Expressed in Renminbi)

36 FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS *(Continued)*

(d) Fair value *(Continued)*

The carrying values of the Group's current financial assets and liabilities are estimated to approximate to their fair values based on the nature or short-term maturity of these instruments.

Investments are unlisted equity interests and there are no quoted market prices for such interests in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

The carrying value of the Group's non-current financial liabilities are estimated to approximate their fair values based on a discounted cash flow approach using interest rates available to the Group for similar indebtedness.

37 COMPARATIVE FIGURES

The following comparative figures have been reclassified in order to conform with the presentation in the current financial statements:

(i) land use rights have been reclassified from intangible assets to lease prepayments;

(ii) certain staff costs have been reclassified from selling and administration expenses to personnel costs; and

(iii) interest income has been reclassified from other income to net finance costs.

38 ULTIMATE HOLDING COMPANY

As at 15 April 2003, the Directors of the Company consider its ultimate holding company to be China Huadian Group Corporation ("Huadian"), which is a state-owned enterprise in the PRC.

On 1 April 2003, the entire shareholding interest in the issued shares of the Company held by SEPCO was transferred to Huadian.

Five Years' Financial Summary

(Expressed in Renminbi)

	1998 *RMB'000*	1999 *RMB'000*	2000 *RMB'000*	2001 *RMB'000*	**2002** ***RMB'000***
Turnover	5,228,083	5,761,213	6,862,545	7,142,341	**7,808,238**
Profit from ordinary activities before taxation	1,378,979	1,740,452	2,059,168	2,054,204	**1,719,412**
Taxation	(460,023)	(585,659)	(719,815)	(674,648)	**(541,855)**
Profit from ordinary activities after taxation	918,956	1,154,793	1,339,353	1,379,556	**1,177,557**
Minority interests	(39)	(123)	(119)	(59)	**4,140**
Profit attributable to shareholders	918,917	1,154,670	1,339,234	1,379,497	**1,181,697**
Total non-current assets	11,804,759	15,097,882	14,982,773	15,343,546	**17,273,208**
Total current assets	1,618,058	4,261,133	3,873,113	3,249,879	**1,883,833**
Total assets	13,422,817	19,359,015	18,855,886	18,593,425	**19,157,041**
Total current liabilities	(2,118,770)	(3,742,301)	(2,830,014)	(2,872,972)	**(1,685,966)**
Total non-current liabilities and minority interests	(6,522,416)	(8,230,358)	(7,597,418)	(7,520,864)	**(9,088,445)**
Total liabilities and minority interests	(8,641,186)	(11,972,659)	(10,427,432)	(10,393,836)	**(10,774,411)**
Net assets less minority interests	4,781,631	7,386,356	8,428,454	8,199,589	**8,382,630**



山東國際電源開發股份有限公司
Shandong International Power Development Company Limited

中國山東省濟南市經三路14號
14 Jingsan Road, Jinan, Shandong, PRC
郵編 Postal Code : 250001
網址 web site : www.sipd.com.cn